As Filed with the Securities and Exchange Commission on February 4, 1999.

                                                       Registration No. ________
                                                                        811-7776
================================================================================
                      Securities and Exchange Commission
                            Washington, D.C. 20549
================================================================================

                                   FORM N-4
            Registration Statement Under the Securities Act of 1933   [X]

            Pre-Effective Amendment No.                               [ ]
                                        ----
            Post-Effective Amendment No.                              [ ]
                                        ----
                                    and/or

        Registration Statement Under the Investment Company Act of 1940

                                 Amendment No.  9                     [X]
                                               ----
================================================================================

              CANADA LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2
                          (Exact Name of Registrant)

                   CANADA LIFE INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)

                             500 Mamaroneck Avenue
                            Harrison, New York 10528
              (Address of Depositor's Principal Executive Office)
                 Depositor's Telephone Number:  (416) 597-1456

                                Paul R. McCadam
                             500 Mamaroneck Avenue
                           Harrison, New York 10528
                    (Name and Address of Agent for Service)

                                   Copy to:
                           Stephen E. Roth, Esquire
                       Sutherland, Asbill, & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2404


  Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

  Title of Securities Being Registered: Individual Flexible Premium Variable Annuity Contracts.

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                    PART A



                 INFORMATION REQUIRED TO BE IN THE PROSPECTUS

                   CANADA LIFE INSURANCE COMPANY OF NEW YORK
         HOME OFFICE: 500 MAMARONECK AVENUE, HARRISON, NEW YORK 10528
                             PHONE: (914) 835-8400
--------------------------------------------------------------------------------

                                 TRILLIUM PLUS
                                  PROSPECTUS
                          VARIABLE ANNUITY ACCOUNT 2
               FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY POLICY

This Prospectus describes the flexible premium variable deferred annuity policy (the Policy) offered by Canada Life Insurance Company of New York (We, Our, Us or the Company).

The Owner (Policyowner or You) may choose among the 15 divisions (the Sub-Accounts) of the Canada Life of New York Variable Annuity Account 2 (the Variable Account) and/or the Fixed Account. Assets in each Sub-Account are invested in a corresponding portfolio of Seligman Portfolios, Inc. (the Fund). The Fund has 15 portfolios:

Seligman Bond*                                         Seligman Henderson Global Smaller Companies**
Seligman Capital*                                      Seligman Henderson Global Technology**
Seligman Cash Management*                              Seligman Henderson International**
Seligman Common Stock*                                 Seligman High-Yield Bond*
Seligman Communications and Information*               Seligman Income*
Seligman Frontier*                                     Seligman Large-Cap Growth*
Seligman Henderson Global Growth Opportunities**       Seligman Large-Cap Value*
                                                       Seligman Small-Cap Value*

________________________________
* Advised by J. & W. Seligman & Co. Incorporated
**Sub-advised by Henderson Investment Management Limited

The Policy Value will vary according to the investment performance of the portfolio(s) in which the Sub-Accounts you choose are invested, until the Policy Value is applied to a payment option. You bear the entire investment risk on amounts allocated to the Variable Account.

This Prospectus provides basic information that a prospective Policyowner ought to know before investing. Additional information is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is included on the last page of this Prospectus. You may obtain a free copy of the Statement of Additional Information by writing or calling Us at the address or phone number shown above.

Please read this Prospectus carefully before buying a policy and keep it for future reference. This Prospectus must be accompanied by a current Prospectus for the fund. The fund's Prospectus is attached to this Prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The policies and the fund are not insured by the FDIC nor any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. The policy described in this prospectus is subject to market fluctuation, investment risk and possible loss of principal.

                   The date of this Prospectus is    , 1999.

                               TABLE OF CONTENTS

SUMMARY..............................................................  3
TABLE OF EXPENSES....................................................  7
THE COMPANY.......................................................... 11
THE VARIABLE ACCOUNT, THE FUND AND THE FIXED ACCOUNT................. 12
    The Variable Account............................................. 12
    The Fund......................................................... 12
         Seligman Bond Portfolio..................................... 13
         Seligman Capital Portfolio.................................. 13
         Seligman Cash Management Portfolio.......................... 13
         Seligman Common Stock Portfolio............................. 13
         Seligman Communications and Information Portfolio........... 13
         Seligman Frontier Portfolio................................. 13
         Seligman Henderson Global Growth Opportunities Portfolio.... 13
         Seligman Henderson Global Smaller Companies Portfolio....... 14
         Seligman Henderson Global Technology Portfolio.............. 14
         Seligman Henderson International Portfolio.................. 14
         Seligman High-Yield Bond Portfolio.......................... 14
         Seligman Income Portfolio................................... 14
         Seligman Large-Cap Growth Portfolio......................... 14
         Seligman Large-Cap Value Portfolio.......................... 14
         Seligman Small-Cap Value Portfolio.......................... 14
         Reserved Rights............................................. 15
         Change in Investment Objective.............................. 15
    The Fixed Account................................................ 16
         Guarantee Amount............................................ 16
         Guarantee Periods........................................... 17
DESCRIPTION OF ANNUITY POLICY........................................ 19
    Ten Day Right to Examine Policy.................................. 19
    Premium.......................................................... 19
         Initial Premium............................................. 19
         Additional Premium.......................................... 20
         Premium Enhancement......................................... 20
         Pre-Authorized Check Agreement Plan......................... 21
         Electronic Data Transmission of Application Information..... 21
         Wire Transmittal Privilege.................................. 21
         Net Premium Allocation...................................... 22
    Cash Surrender Value............................................. 22
    Policy Value..................................................... 22
    Variable Account Value........................................... 22
         Units....................................................... 22
         Unit Value.................................................. 23
         Net Investment Factor....................................... 23
    Transfers........................................................ 23
         Transfer Privilege.......................................... 23
         Telephone Transfer Privilege................................ 24
         Intouch(R) Voice Response System............................ 24
         Dollar Cost Averaging Privilege............................. 24
         Transfer Processing Fee..................................... 25
    Payment of Proceeds.............................................. 25
         Proceeds.................................................... 25
         Proceeds on Annuity Date.................................... 25
         Proceeds on Surrender....................................... 26
         Proceeds on Death of Last Surviving Annuitant Before
           Annuity Date (The Death Benefit).......................... 26
         Proceeds on Death of Any Policyowner........................ 27
         Interest on Proceeds........................................ 28
    Partial Withdrawals.............................................. 28
         Systematic Withdrawal Privilege............................. 29
    Seligman Time Horizon MatrixSM................................... 29
    Portfolio Rebalancing............................................ 30
    Postponement of Payment.......................................... 30
    Charges Against the Policy, Variable Account, and Fund........... 31
         Surrender Charge............................................ 31
         Annual Administration Charge................................ 32
         Daily Administration Fee.................................... 32
         Transfer Processing Fee..................................... 32
         Mortality and Expense Risk Charge........................... 32
         Waiver of Surrender Charge.................................. 33
         Reduction or Elimination of Surrender Charges and
           Annual Administration Charges............................. 34
         Taxes....................................................... 34
         Other Charges Including Investment Management Fees.......... 34
    Payment Options.................................................. 35
         Election of Options......................................... 35
         Description of Payment Options.............................. 35
         Payment Dates............................................... 36
         Age and Survival of Annuitant............................... 36
    Other Policy Provisions.......................................... 36
         Policyowner................................................. 36
         Beneficiary................................................. 36
         Termination................................................. 36
         Written Notice.............................................. 37
         Periodic Reports............................................ 37
         Assignment.................................................. 37
         Modification................................................ 37
         Notification Of Death....................................... 38
YIELDS AND TOTAL RETURNS............................................. 38
TAX DEFERRAL......................................................... 40
FEDERAL TAX STATUS................................................... 40
    Introduction..................................................... 40
    The Company's Tax Status......................................... 41
    Tax Status of the Policy......................................... 41
         Diversification Requirements................................ 41
         Policyowner Control......................................... 41
         Required Distributions...................................... 42
    Taxation of Annuities............................................ 42
         In General.................................................. 42
         Withdrawals/Distributions................................... 43
         Annuity Payments............................................ 43
         Taxation of Death Benefit Proceeds.......................... 43
         Penalty Tax on Certain Withdrawals.......................... 44
    Transfers, Assignments, or Exchanges of a Policy................. 44
    Withholding...................................................... 44
    Multiple Policies................................................ 44
    Possible Tax Changes............................................. 45
    Taxation of Qualified Plans...................................... 45
         Individual Retirement Annuities and Simplified Employee
           Pensions (SEP/IRAs)....................................... 45
         SIMPLE Individual Retirement Annuities...................... 46
         ROTH Individual Retirement Annuities........................ 46
         Minimum Distribution Requirements........................... 46
         Corporate And Self-Employed (H.R.10 and Keogh) Pension
           And Profit-Sharing Plans.................................. 47
         Deferred Compensation Plans................................. 47
         Tax-Sheltered Annuity Plans................................. 48
    Other Tax Consequences........................................... 48
DISTRIBUTION OF POLICIES............................................. 49
LEGAL PROCEEDINGS.................................................... 49
VOTING RIGHTS........................................................ 49
INSURANCE MARKETPLACE STANDARDS ASSOCIATION.......................... 50
PREPARING FOR YEAR 2000.............................................. 50
FINANCIAL STATEMENTS................................................. 51
DEFINITIONS.......................................................... 52
STATEMENT OF ADDITIONAL INFORMATION - TABLE OF CONTENTS.............. 54
APPENDIX A: STATE PREMIUM TAXES...................................... 55

                                    SUMMARY

This summary provides a brief description of some of the features and charges of the Policy offered by Us. You will find more detailed information in the rest of this Prospectus, the Statement of Additional Information and the Policy. Please keep the Policy and its riders or endorsements, if any, together with the application. Together they are the entire agreement between You and Us.

HOW DO I PURCHASE A POLICY?

You may purchase a Policy with a premium payment of at least $5,000 (generally $2,000 if the Policy is an Individual Retirement Annuity (IRA)). You may purchase a Policy with a premium of $100 (generally $50 if the Policy is an IRA), if the premium payment is submitted with a pre-authorized check (PAC) agreement. See "Premiums" and "Pre-Authorized Check Agreement Plan."

CAN I MAKE ADDITIONAL PREMIUM PAYMENTS?

You may make additional premium payments during any Annuitant's lifetime and before the Annuity Date. Additional premium paymentsmust be at least $1,000 or $100 per month if paid by PAC (or $50 per month if paid by PAC and the Policy is an IRA). You must obtain prior approval before Your total premiums paid can exceed $1,000,000. See "Premiums."

HOW DOES THE PREMIUM ENHANCEMENT FEATURE WORK?

A Premium Enhancement is a benefit we pay when You make a premium payment. Generally, We will add 4.00% (Premium Enhancement Rate) of your premium payment to the Policy Value. Any premium payments received if the Owner is between ages 71 and 80 will receive a Premium Enhancement Rate of 3.00%. If the Owner is attained age 81 or older, any premium payments made will not receive a Premium Enhancement. See "Premium Enhancement."

HOW DOES THE TEN DAY RIGHT TO EXAMINE THE POLICY WORK?

You have ten days after You receive the Policy to decide if You would like to cancel the Policy. We will return the Policy Value (without interest and less the amount of any partial withdrawals). If the Policy is issued as an IRA and canceled within 7 days, We will return all premiums if the premiums are greater than the amount otherwise payable. See "Ten Day Right to Examine Policy."

WHAT IS THE PURPOSE OF THE VARIABLE ACCOUNT?

The Variable Account is a separate investment account that consists of 15 Sub-Accounts. Before the Policy Value is applied to a payment option, amounts in the Variable Account will vary according to the investment performance of the portfolios of the Fund in which Your elected Sub-Accounts are invested. You may allocate Your Net Premium among the Fixed Account and the 15 Sub-Accounts of the Variable Account. Any Premium Enhancement will be allocated the same way as your Net Premiums. The assets of each Sub-Account are invested in the corresponding portfolios of the Fund that are listed on the cover page of this Prospectus. See "The Variable Account" and "The Fund."

HOW DOES THE FIXED ACCOUNT WORK?

You may allocate all or part of Net Premiums or make transfers from the Variable Account to the Fixed Account. The Fixed Account is not part of and does not depend on the investment performance of the Variable Account.

WHEN WILL I RECEIVE PAYMENTS?

After the Policy Value is transferred to a payment option, We will pay proceeds in equal amounts monthly, quarterly or annually during the payee's lifetime or for 10 years, whichever is longer, unless You have elected another payment option. See "Proceeds on Annuity Date."

WHAT HAPPENS IF THE OWNER DIES?

If any Owner dies before the Policy Value is transferred to a payment option, We will pay the Beneficiary the Policy Value as of the date we receive proof of the Owner's death. See "Proceeds on Death of Any Owner."

WHAT HAPPENS IF THE LAST SURVIVING ANNUITANT DIES?

If the Last Surviving Annuitant dies before the Policy Value is transferred to a payment option, We will pay the Beneficiary a Death Benefit. The Death Benefit is the greater of:

     1. the premiums paid, adjusted for any partial withdrawals, surrender charges and incurred taxes, and less any Premium Enhancements applied during the 12 month period prior to the date of death; or
     2. the Policy Value on the date We receive Due Proof of Death, less any Premium Enhancements applied in the 12 month period prior to the date of death.

For Policyowners who have chosen on the application to pay an additional Mortality and Expense Risk Charge of 0.15%, the Death Benefit is the greatest of:

     1.   item "1" above;
     2.   item "2" above; or
     3. the greatest Policy Value on any Policy Anniversary occurring before both the date the Last Surviving Annuitant attained age 81 and the date We receive Due Proof of the Annuitant's death. This value will be adjusted for any partial withdrawals, surrender charges, incurred taxes, and premiums paid that occur after such Policy Anniversary. The value will also be reduced by any Premium Enhancements applied in the 12 month period prior to the date of death.

If on the date the Policy was issued any Annuitant was attained age 81 or older, either Death Benefit is the Policy Value on the date We receive Due Proof of Death.

See "Proceeds on Death of Last Surviving Annuitant Before Annuity Date (The Death Benefit)."

CAN I GET MONEY OUT OF MY POLICY?

You may withdraw part or all of the Cash Surrender Value at any time before the earlier of the death of the Last Surviving Annuitant, the death of any Owner, or the date when the value in the Policy is transferred to a payment option, subject to certain limitations. See "The Fixed Account," "Partial Withdrawals" and "Proceeds on Surrender." A partial withdrawal or a surrender may incur federal income tax, including a federal penalty tax. See "FEDERAL TAX STATUS."

WHAT CHARGES WILL I PAY?

Surrender Charge: A surrender charge may be deducted when a partial withdrawal or cash surrender is made.

The amount withdrawn is first taken from any investment earnings in the Variable Account and interest earned in the Fixed Account available at the time the request is made. Then, further amounts withdrawn will be taken from premiums starting with the oldest premium paid.

Withdrawal or surrender of the following will not incur a surrender charge:

     .    100% of investment earnings in the Variable Account
     .    100% of interest earned in the Fixed Account
     . 10% of total premiums paid less than 9 years from the date of withdrawal or surrender
     . 100% of premiums paid 9 years or more from the date of withdrawal or surrender
     . Amounts required to be withdrawn pursuant to federal tax laws (see "Minimum Distribution Requirements")

If a surrender charge does apply, the following percentages will be used to calculate the amount of the charge:

     Policy Years Since Premium Was Paid
     -----------------------------------
          Less than 1................................................... 8.5%
          At least 1, but less than 2................................... 8.5%
          At least 2, but less than 3...................................   8%
          At least 3, but less than 4...................................   8%
          At least 4, but less than 5...................................   7%
          At least 5, but less than 6...................................   6%
          At least 6, but less than 7...................................   5%
          At least 7, but less than 8...................................   4%
          At least 8, but less than 9...................................   2%
          At least 9.................................................... None

Any surrender charge will be deducted from the amount requested for withdrawal or surrender.

See "Surrender Charge."

Annual Administration Charge: We deduct an Annual Administration Charge of $30 for the prior Policy Year on each Policy Anniversary. We will also deduct this charge for the current Policy Year if the Policy is surrendered for its Cash Surrender Value, unless the surrender occurs on the Policy Anniversary. If the Policy Value on the Policy Anniversary is $35,000 or more, We will waive the Annual Administration Charge for the prior Policy Year. We will also waive the Annual Administration Charge if the Policy is a Tax-Sheltered Annuity. See "Annual Administration Charge."

Daily Administration Fee: We also deduct a daily administration fee each day at an annual rate of 0.20% from the assets of the Variable Account. See "Daily Administration Fee."

Transfer Processing Fee: The first 12 transfers during each Policy Year are free. We currently assess a $25 transfer fee for the 13th and each additional transfer in a Policy Year. See "Transfer Processing Fee."

Mortality and Expense Risk Charge: We deduct a mortality and expense risk charge each day from the assets of the Variable Account at an annual rate of 1.25%. We charge an additional 0.15% if You choose on the application to receive an enhanced Death Benefit. See "Annualized Mortality and Expense Risk Charge" and "Proceeds on Death of Last Surviving Annuitant Before Annuity Date (The Death Benefit)."

Premium Taxes: there are currently no premium taxes payable under New York law.

Investment Management Fees: Each portfolio of the Fund in which the Variable Account invests is responsible for its own expenses. In addition, charges for the investment management services and operating expenses are deducted charged daily from each portfolio of the Fund as a percentage of the average net assets of the portfolios. See "Other Charges Including Investment Management Fees" and the attached Fund prospectus.

ARE THERE ANY OTHER POLICY PROVISIONS?

For information concerning the Owner, Beneficiary, Written Notice, periodic reports, assignment, modification and other important Policy provisions, see "Other Policy Provisions."

HOW WILL THE POLICY BE TAXED?

For a brief discussion of Our current understanding of the federal tax laws concerning Us and the Policy, see "FEDERAL TAX STATUS."

WHAT IF I HAVE QUESTIONS?

We will be happy to answer Your questions about the Policy or Our procedures. Call or write to Us at the phone number or address on page 1. All inquiries should include the Policy number and the names of the Owner and the Annuitant.

If You have questions concerning Your investment strategies, please contact Your registered representative.

                               TABLE OF EXPENSES

This table is intended to assist You in understanding the various costs and expenses that You will bear directly or indirectly. It reflects expenses of the Variable Account as well as the Fund.

EXPENSE DATA

The following information regarding expenses assumes that the entire Policy Value is in the Variable Account.

     POLICYOWNER TRANSACTION EXPENSES
     --------------------------------
     Sales load on purchase payments................................................................... None

     Maximum contingent deferred sales charge as a percentage of amount surrendered (10% of total premiums paid within 9 years from the date of withdrawal or surrender and 100% of earnings are free of any sales load.
        See "Charges Against the Policy, Variable Account, and Funds." ).............................. 8.50%

     Transfer fee
        Current Policy - First 12 transfers each Policy Year:........................................ No fee
        Each transfer thereafter:.......................................................... $25 per transfer
        Transfer fee when using the Intouch(R) Voice Response System................................. No fee

     ANNUAL ADMINISTRATION CHARGE
     ----------------------------
     Per Policy per Policy Year:.........................................................................$30
        (waived for the prior  Policy Year if the Policy Value is $35,000 or more on the
        Policy  Anniversary  or if the Policy is a Tax-Sheltered Annuity)

     VARIABLE ACCOUNT ANNUAL EXPENSES
     --------------------------------
     (as a percentage of average account value)
     Mortality and expense risk charges................................................................1.25%
     Annual rate of daily administration fee...........................................................0.20%
     Total Variable Account annual expenses............................................................1.45%

     VARIABLE  ACCOUNT ANNUAL  EXPENSES (IF ENHANCED DEATH BENEFIT CHOSEN)
     ---------------------------------------------------------------------
     (as a percentage of average account value)
     Mortality and expense risk charges................................................................1.40%
     Annual rate of daily administration fee...........................................................0.20%
     Total Variable Account annual expenses............................................................1.60%

     FUND ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1998
     ---------------------------------------------------------
     (as a percentage of average net assets)

                                                  OTHER EXPENSES            TOTAL
          PORTFOLIO                MANAGEMENT         (AFTER                ANNUAL
          ---------
                                      FEES        REIMBURSEMENT)***        EXPENSES
                                      ----        -----------------        --------
Seligman Bond
Seligman Capital
Seligman Cash Management

                                                                      OTHER EXPENSES            TOTAL
          PORTFOLIO                                    MANAGEMENT         (AFTER                ANNUAL
          ---------
                                                          FEES        REIMBURSEMENT)***        EXPENSES
                                                          ----        -----------------        --------
Seligman Common Stock
Seligman Communications and Information
Seligman Frontier
Seligman Henderson Global Growth
Opportunities
Seligman Henderson Global Smaller Companies
Seligman Henderson Global Technology
Seligman Henderson International
Seligman High-Yield Bond
Seligman Income
Seligman Large-Cap Growth
Seligman Large-Cap Value                                   *
Seligman Small-Cap Value                                   **

* The annual rate of 0.80% applies to the portfolio's first $500 million in average daily net assets. The rate declines to 0.70% of the portfolio's average daily net assets on the next $500 million in net assets, and to 0.60% of the portfolio's average daily net assets in excess of $1 billion.

** The annual rate of 1.00% applies to the portfolio's first $500 million in average daily net assets. The rate declines to 0.90% of the portfolio's average daily net assets on the next $500 million in net assets, and to 0.80% of the portfolio's average daily net assets in excess of $1 billion.

*** The following should be noted regarding Management Fees and Other Expenses:

        .   The 0.00% Management Fee charge for the Seligman Cash Management portfolio is because the Manager, in its sole discretion, waived its
            0.40% fee during 1998.
        .   With respect to the Seligman Bond, Seligman Capital, Seligman Cash
            Management, Seligman Common Stock, Seligman Communications and
            Information, Seligman Frontier, Seligman High-Yield Bond, and
            Seligman Income portfolios, Other Expenses After Reimbursement reflect that annual expenses (other than Management Fees) exceeding
            0.20% (0.00% for Cash Management) will be voluntarily reimbursed by the Fund's Manager.
        .   The Manager has voluntarily agreed to reimburse 1998 annual expenses
            (including Management Fees) that exceed 0.80% for the Seligman
            Large-Cap Value and 1.00% for the Seligman Small-Cap Value
            portfolios.
        .   With respect to the Seligman Henderson International, Seligman
            Henderson Global Smaller Companies, Seligman Henderson Global
            Technology and Seligman Henderson Global Growth Opportunities
            portfolios, the Sub-Advisor has agreed to reimburse annual expenses
            (other than Management Fees) that exceed 0.40% of average net assets.
        .   With respect to the Seligman Large-Cap Growth portfolio,..........

If the Manager and Sub-Advisor had not waived or reimbursed these expenses, the Fund's 1998 Other Expenses would have been:

                         PORTFOLIO                     OTHER EXPENSES
                         ---------                     --------------
            Seligman Bond                                     %
            Seligman Capital                                  %
            Seligman Cash Management                          %
            Seligman Common Stock                             %

                         PORTFOLIO                               OTHER EXPENSES
                         ---------                               --------------
            Seligman Communications and Information                     %
            Seligman Frontier                                           %
            Seligman Henderson Global Growth Opportunities              %
            Seligman Henderson Global Smaller Companies                 %
            Seligman Henderson Global Technology                        %
            Seligman Henderson International                            %
            Seligman High-Yield Bond                                    %
            Seligman Income                                             %
            Seligman Large-Cap Growth                                   %
            Seligman Large-Cap Value                                    %
            Seligman Small-Cap Value                                    %

     There is no assurance that these waiver or reimbursement policies will be continued in the future. If any of these policies are discontinued, it will be reflected in an updated prospectus.

The data with respect to the Fund's annual expenses have been provided to Us by the Fund and We have not independently verified such data.

For a more complete description of the various costs and expenses, see "Charges Against the Policy, Variable Account and Fund" and the prospectus for the Fund. In addition to the expenses listed above, premium taxes may be applicable, although no premium tax is currently payable under New York law.


EXAMPLES

A Policyowner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

     1.   If the Policy is surrendered at the end of the applicable time period:

                 SUB-ACCOUNT                  1 YEAR          3 YEAR
                 -----------                  ------          ------
     Bond
     Capital
     Cash Management
     Common Stock
     Communications and Information
     Frontier
     Global Growth Opportunities
     Global Smaller Companies
     Global Technology
     High-Yield Bond
     Income
     International
     Large-Cap Growth
     Large-Cap Value

                 SUB-ACCOUNT                  1 YEAR          3 YEAR
                 -----------                  ------          ------
     SMALL-CAP VALUE

     2. If the Policy is annuitized or not surrendered at the end of the applicable time period:

                 SUB-ACCOUNT                  1 YEAR          3 YEAR
                 -----------                  ------          ------
     Bond
     Capital
     Cash Management
     Common Stock
     Communications and Information
     Frontier
     Global Growth Opportunities
     Global Smaller Companies
     Global Technology
     High-Yield Bond
     Income
     International
     Large-Cap Growth
     Large-Cap Value
     Small-Cap Value

     3. If the Policy is surrendered at the end of the applicable time period, and the Policyowner has chosen to receive an enhanced Death Benefit with a higher mortality and expense charge:

                 SUB-ACCOUNT                  1 YEAR          3 YEAR
                 -----------                  ------          ------
     Bond
     Capital
     Cash Management
     Common Stock
     Communications and Information
     Frontier
     Global Growth Opportunities
     Global Smaller Companies
     Global Technology
     High-Yield Bond
     Income
     International
     Large-Cap Growth
     Large-Cap Value
     Small-Cap Value

     4. If the Policy is annuitized or not surrendered at the end of the applicable time period, and the Policyowner has chosen to receive an enhanced Death Benefit with a higher mortality and expense charge:

                 Sub-Account                  1 Year            3 Year
                 -----------                  ------            ------
     Bond
     Capital
     Cash Management
     Common Stock
     Communications and Information
     Frontier
     Global Growth Opportunities
     Global Smaller Companies
     Global Technology
     High-Yield Bond
     Income
     International
     Large-Cap Growth
     Large-Cap Value
     Small-Cap Value

These Examples are based, with respect to all of the Portfolios, on an estimated average account value of $ . The Examples assume that no transfer charge has been assessed. The Examples also reflect an Annual Administration Charge of % of assets, determined by dividing the total Annual Administration Charge collected by the total average net assets of the Sub-Accounts of the Variable Account.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESSER THAN THE ASSUMED AMOUNT.


                                  THE COMPANY

We are a stock life insurance company with assets as of December 31, 1998 of approximately $ million (U.S. dollars). We were incorporated under New York law on June 7, 1971, and Our Home Office is located at 500 Mamaroneck Avenue, Harrison New York 10528. We are principally engaged in issuing and reinsuring annuity policies in the state of New York.

We share Our A.M. Best rating with Our parent company, The Canada Life Assurance Company. From time to time, We will quote this rating and Our ratings from Standard & Poor's Corporation, Duff & Phelps Inc., and/or Moody's Investors Service for claims paying ability. These ratings relate to Our financial ability to meet Our contractual obligations under Our insurance contracts. They do not take into account deductibles, surrender or cancellation penalties, or timeliness of claim payment. They also do not address the suitability of a Policy for a particular purchaser, or relate to Our ability to meet non-policy obligations.

We are a wholly-owned subsidiary of The Canada Life Assurance Company, a Canadian life insurance company headquartered in Toronto, Ontario, Canada. The Canada Life Assurance Company commenced insurance operations in 1847 and has been actively operating in the United States since

1889. It is one of the largest life insurance companies in North America with consolidated assets as of December 31, 1998 of approximately $ billion (U.S. dollars).

Obligations under the policies are obligations of Canada Life Insurance Company of New York.

We are subject to regulation and supervision by the New York Insurance Bureau, as well as the laws and regulations of all jurisdictions in which We are authorized to do business.


             THE VARIABLE ACCOUNT, THE FUND AND THE FIXED ACCOUNT

THE VARIABLE ACCOUNT

We established the Canada Life of New York Variable Annuity Account 2 (the Variable Account) as a separate investment account on September 23, 1989, under New York law. Although We own the assets in the Variable Account, these assets are held separately from Our other assets and are not part of Our general account. The income, gains or losses, whether or not realized, from the assets of the Variable Account are credited to or charged against the Variable Account in accordance with the policies without regard to Our other income, gains or losses.

The portion of the assets of the Variable Account equal to the reserves and other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that We conduct. We have the right to transfer to Our general account any assets of the Variable Account which are in excess of such reserves and other liabilities.

The Variable Account is registered with the Securities and Exchange Commission (the SEC) as a unit investment trust under the Investment Company Act of 1940 (the 1940 Act) and meets the definition of a "separate account" under the federal securities laws. However, the SEC does not supervise the management, investment policies or practices of the Variable Account.

The Variable Account currently is divided into 15 Sub-Accounts. Each Sub-Account invests its assets in shares of the corresponding portfolio of the Fund described below.

THE FUND

The Fund has 15 portfolios:

Seligman Bond                                                  Seligman Henderson Global Smaller Companies
Seligman Capital                                               Seligman Henderson Global Technology
Seligman Cash Management                                       Seligman Henderson International
Seligman Common Stock                                          Seligman High-Yield Bond
Seligman Communications and Information                        Seligman Income
Seligman Frontier                                              Seligman Large-Cap Growth
Seligman Henderson Global Growth Opportunities                 Seligman Large-Cap Value
                                                               Seligman Small-Cap Value

Shares of a portfolio are purchased and redeemed for a corresponding Sub-Account at their net asset value. Any amounts of income, dividends and gains distributed from the shares of a portfolio are reinvested in additional shares of that portfolio at their net asset value. The Fund prospectus defines the net asset value of portfolio shares.

The Fund is a diversified open-end investment company incorporated in Maryland. It uses the investment management services of J. & W. Seligman & Co. Incorporated (the Seligman Henderson Global Growth Opportunities, Seligman Henderson Global Smaller Companies, Seligman Henderson Global Technology, and Seligman Henderson International Portfolios use the sub-advisory services of Henderson Investment Management Limited).

The following is a brief description of the investment objectives of each of the Fund's portfolios. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVE OF ANY PORTFOLIO WILL BE ACHIEVED. Please see the attached prospectus for the Fund for more detailed information.

SELIGMAN BOND PORTFOLIO

This Portfolio seeks favorable current income by investing in a diversified portfolio of debt securities, primarily of investment grade, including convertible issues and preferred stocks, with capital appreciation as a secondary consideration.

SELIGMAN CAPITAL PORTFOLIO

This Portfolio seeks to produce capital appreciation, not current income, by investing in common stocks (primarily those with strong near-or intermediate-term prospects) and securities convertible into or exchangeable for common stocks, in common stock purchase warrants and rights, in debt securities and in preferred stocks believed to provide capital appreciation opportunities.

SELIGMAN CASH MANAGEMENT PORTFOLIO

This Portfolio seeks to preserve capital and to maximize liquidity and current income by investing in a diversified portfolio of high-quality money market instruments. Investments in this Portfolio are neither insured nor guaranteed by the U.S. Government and there is no assurance that this Portfolio will be able to maintain a stable net asset value of $1.00 per share.

SELIGMAN COMMON STOCK PORTFOLIO

This Portfolio seeks to produce favorable, but not the highest, current income and long-term growth of both income and capital value, without exposing capital to undue risk, primarily through equity investments broadly diversified over a number of industries.

SELIGMAN COMMUNICATIONS AND INFORMATION PORTFOLIO

This Portfolio seeks to produce capital gain, not income, by investing primarily in securities of companies operating in the communications, information and related industries.

SELIGMAN FRONTIER PORTFOLIO

This Portfolio seeks to produce growth in capital value; income may be considered but will be only incidental to the Portfolio's investment objective. The Portfolio invests primarily in equity securities of companies selected for their growth prospects.

SELIGMAN HENDERSON GLOBAL GROWTH OPPORTUNITIES PORTFOLIO

This Portfolio seeks to achieve long-term capital appreciation by investing primarily in equity securities of companies that have the potential to benefit from global economic or social trends.

SELIGMAN HENDERSON GLOBAL SMALLER COMPANIES PORTFOLIO

This Portfolio seeks to achieve long-term capital appreciation primarily through global investments in securities of companies with small to medium market capitalizations.

SELIGMAN HENDERSON GLOBAL TECHNOLOGY PORTFOLIO

This Portfolio seeks to achieve long-term capital appreciation by making global investments of at least 65% of its assets in securities of companies with business operations in technology and technology-related industries.

SELIGMAN HENDERSON INTERNATIONAL PORTFOLIO

This Portfolio currently seeks to achieve long-term capital appreciation primarily through international investments in securities of medium to large-sized companies.

SELIGMAN HIGH-YIELD BOND PORTFOLIO

This Portfolio seeks to produce maximum current income by investing primarily in high-yielding, high risk corporate bonds and corporate notes, which, generally, are unrated or carry ratings lower than those assigned to investment grade bonds by Standard & Poor's Rating Service (S&P) or Moody's Investors Service, Inc. (Moody's). The Portfolio will invest up to 100% of its assets in lower rated bonds, commonly known as "junk bonds," which are subject to a greater risk of loss of principal and interest than higher rated investment grade bonds. An investment in the Portfolio is appropriate for You only if You can bear the high risk inherent in investing in such securities. This risk is described in the attached prospectus for the Fund, which should be read carefully before investing.

SELIGMAN INCOME PORTFOLIO

This Portfolio seeks primarily to produce high current income consistent with what is believed to be prudent risk of capital and secondarily to provide the possibility of improvement in income and capital value over the longer term, by investing primarily in income-producing securities.

SELIGMAN LARGE-CAP GROWTH PORTFOLIO

This Portfolio seeks long-term capital appreciation by investing primarily in the common stocks of large U.S. based corporations.

SELIGMAN LARGE-CAP VALUE PORTFOLIO

This Portfolio seeks capital appreciation by investing in equity securities of companies with large market capitalizations deemed to be value companies by the investment manager.

SELIGMAN SMALL-CAP VALUE PORTFOLIO

This Portfolio seeks capital appreciation by investing in equity securities of companies with small market capitalizations deemed to be value companies by the investment manager.

Since the Fund may be available to other separate accounts (including registered separate accounts for variable annuity and variable life products and non-registered separate accounts for group annuity products) of Canada Life Insurance Company of New York, Canada Life Insurance Company of America, The Canada Life Assurance Company, and other unaffiliated insurance companies, it is possible that material conflicts may arise between the interests of the Variable Account and one or more other separate accounts investing in the Fund. We, the Fund's Board of Directors, the Fund's investment manager, and any other insurance companies participating in the Fund will monitor events to identify any irreconcilable material conflict. Upon being advised of such a conflict, We will take any steps We believe necessary to resolve the matter, including removing the assets of the Variable Account from one or more portfolios.

A FULL DESCRIPTION OF THE FUND, ITS INVESTMENT OBJECTIVES, ITS POLICIES AND RESTRICTIONS, ITS EXPENSES AND OTHER ASPECTS OF ITS OPERATION, AS WELL AS A DESCRIPTION OF THE RISKS RELATED TO INVESTMENT IN THE FUND, IS CONTAINED IN THE ATTACHED PROSPECTUS FOR THE FUND. THE PROSPECTUS FOR THE FUND SHOULD BE READ CAREFULLY BY A PROSPECTIVE PURCHASER ALONG WITH THIS PROSPECTUS BEFORE INVESTING.

RESERVED RIGHTS

We reserve the right to substitute shares of another portfolio of the Fund or shares of another registered open-end investment company if, in our judgment, investment in shares of a current portfolio(s) is no longer appropriate. This decision will be based on a legitimate reason, such as a change in investment objective, a change in the tax laws, or the shares are no longer available for investment. We will first obtain SEC approval, if such approval is required by law.

When permitted by law, We also reserve the right to:

     .    create new separate accounts;
     . combine separate accounts, including the Canada Life of New York Variable Annuity Account 1;
     . remove, combine or add Sub-Accounts and make the new Sub-Accounts available to Policyowners at Our discretion;
     .    add new portfolios of the Fund or of other registered investment companies;
     . deregister the Variable Account under the 1940 Act if registration is no longer required;
     .    make any changes required by the 1940 Act; and
     . operate the Variable Account as a managed investment company under the 1940 Act or any other form permitted by law.

If a change is made, We will send You a revised prospectus and any notice required by law.

CHANGE IN INVESTMENT OBJECTIVE

The investment objective of a Sub-Account may not be changed unless the change is approved, if required, by the New York Insurance Bureau. A statement of such approval will be filed, if required, with the insurance department of the state in which the Policy is delivered.

THE FIXED ACCOUNT

You may allocate some or all of the Net Premium and/or make transfers from the Variable Account to the Fixed Account. The Fixed Account pays interest at a guaranteed rate (Guaranteed Interest Rate). The principal, after deductions, is also guaranteed.

Policyowners allocating Net Premium and/or Policy Value to the Fixed Account do not participate in the investment performance of assets of the Fixed Account. The Fixed Account value is calculated by:

     .    adding the Net Premium and Policy/or Value allocated to it;
     .    adding the Guaranteed Interest Rate credited on amounts in it; and
     . subtracting any charges imposed on amounts in it in accordance with the terms of the Policy

The following also applies to the Fixed Account:

     . The Fixed Account is part of Our general account. We assume the risk of investment gain or loss on this amount. All assets in the general account are subject to Our general liabilities from business operations. The Fixed Account is not affected by the investment performance of the Variable Account.
     . Interests issued by Us in connection with the Fixed Account have not been registered under the Securities Act of 1933 (the 1933 Act). Also, neither the Fixed Account nor the general account has been registered as an investment company under the 1940 Act. So, neither the Fixed Account nor the general account is generally subject to regulation under either Act. However, certain disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy of statements made in a registration statement.

GUARANTEE AMOUNT

The Guarantee Amount is the portion of the Policy Value allocated to the Fixed Account. The Guarantee Amount includes:

     .    Net Premium  allocated to the Fixed Account;
     .    Policy Value transferred to the Fixed Account;
     .    interest credited to the Policy Value in the Fixed Account; and
     .    charges assessed in connection with the Policy.

The Guarantee Amount is guaranteed to accumulate at a minimum effective annual interest rate of 3%.

to any Sub-Account(s) and/or other Guarantee Period(s) on a periodic basis, for a period not to exceed twelve months. This special Guarantee Period is subject to Our administrative procedures and the restrictions disclosed in the "Transfer Privilege" section. A special interest rate may be offered for this Guarantee Period, which may differ from that offered for any other one year Guarantee Period. The available interest rate will always be an effective annual interest rate of at least 3%. This Guarantee Period is used solely in connection with the "dollar cost averaging" privilege (see "Dollar Cost Averaging Privilege").

MARKET VALUE ADJUSTMENT

A Market Value Adjustment compares:

     (i) the Guaranteed Interest Rate applied to the Guarantee Period from which a Guarantee Amount is surrendered, withdrawn, or transferred; and
     (ii) the current Guaranteed Interest Rate that is credited for an equal Guarantee Period.

If an equal Guarantee Period is not offered, We will use the linear interpolation of the Guaranteed Interest Rates for the Guarantee Periods closest in duration that are offered. Any surrender, withdrawal, or transfer of a Guarantee Amount is subject to a Market Value Adjustment, unless:

     . the Effective Date of the surrender, withdrawal, or transfer is within 30 days after the end of a Guarantee Period;
     . the surrender, withdrawal or transfer is from the one year Guarantee Period; or
     . the surrender, withdrawal or transfer is to provide death benefits, nursing home benefits, terminal illness benefits or annuitization.

The Market Value Adjustment will be applied after deducting any Annual Administration Charge or transfer fees, but before deducting any surrender charges or taxes incurred. The Market Value Adjustment will never invade principal nor reduce earnings on amounts allocated to the Fixed Account to less than 3% per year.

On the date the Market Value Adjustment is to be applied, one of the following will happen:

     . If the Guaranteed Interest Rate for the selected Guarantee Period, less 0.50%, is less than the Guaranteed Interest Rate currently being offered for new Guarantee Periods of equal length, the Market Value Adjustment will result in the payment of an amount less than the Guarantee Amount (or portion thereof) being surrendered, withdrawn, or transferred.
     . If the Guaranteed Interest Rate for the selected Guarantee Period is greater than 0.50% plus the Guaranteed Interest Rate currently being offered for new Guarantee Periods of equal length, the Market Value Adjustment will result in the payment of an amount greater than the Guarantee Amount (or portion thereof) being surrendered, withdrawn, or transferred.

The Market Value Adjustment is computed by multiplying the amount being surrendered, withdrawn, or transferred by the Market Value Adjustment Factor. The Market Value Adjustment Factor is calculated as follows:

Market Value Adjustment Factor = Lesser of   (a)        (1 + i)  n/12
                                                        -----------------  -  1
                                                        (1 +r + .005)n/12

                         DESCRIPTION OF ANNUITY POLICY

TEN DAY RIGHT TO EXAMINE POLICY

You have ten days after You receive the Policy to decide if You would like to cancel the Policy.

If the Policy does not meet Your needs, return it to Our Home Office. Within seven days of receipt of the Policy, We will return the Policy Value. When the Policy is issued as an IRA and canceled within seven days, We will return all premiums if the premiums are greater than the amount otherwise payable.

PREMIUM

INITIAL PREMIUM

You must submit a complete application and check made payable to Us for the initial premium. The following chart outlines the minimum initial premium accepted.

                                                                                                 MINIMUM INITIAL
        TYPE OF POLICY                                                                          PREMIUM ACCEPTED*
Policy is an IRA.....................................................................................   $2,000
Policy is not an IRA.................................................................................   $5,000
Policy is IRA and PAC agreement** for additional premiums submitted..................................   $50
Policy is not an IRA and PAC agreement for additional premiums submitted.............................   $100

*  We reserve the right to lower or raise the minimum initial premium.
** For more information on PAC agreements, see "Pre-Authorized Check Agreement
   Plan."

The application must meet Our underwriting standards. The application must be properly completed and accompanied by all the information necessary to process it, including the initial premium. We will normally accept the application and apply the initial Net Premium within two Valuation Days of receipt at Our Home Office. However, We may hold the premium for up to five Valuation Days while We attempt to complete the processing of an incomplete application. If this cannot be done within five Valuation Days, We will inform You of the reasons for the delay and immediately return the premium, unless You specifically consent to Our keeping the premium until the application is made complete. We will then apply the initial Net Premium within two Valuation Days of when the application is correctly completed.

ADDITIONAL PREMIUM

You may make additional premium payments at any time during any Annuitant's lifetime and before the Annuity Date. Our prior approval is required before We will accept an additional premium which, together with the total of other premiums paid, would exceed $1,000,000. We will apply additional Net Premium as of receipt at Our Home Office. We will give You a receipt for each additional premium payment.

The following chart outlines the minimum additional premium accepted.

                                                                                               MINIMUM ADDITIONAL
        TYPE OF POLICY                                                                          PREMIUM ACCEPTED*
Policy is an IRA.....................................................................................   $1,000
Policy is not an IRA.................................................................................   $1,000
Policy is IRA and PAC agreement** for additional premiums submitted..................................   $50
Policy is not an IRA and PAC agreement for additional premiums submitted.............................   $100

*   We reserve the right to lower or raise the minimum additional premium.
** For more information on PAC agreements, see "Pre-Authorized Check Agreement Plan."

PREMIUM ENHANCEMENT

We will apply an additional amount of premium (Premium Enhancement) to the Policy Value at the time a premium payment is made. The Premium Enhancement is determined by multiplying the premium payment by the Premium Enhancement Rate.

The Premium Enhancement Rate is 4.00% until the Owner reaches age 71. Any premium payments received while the Owner is between ages 71 and 80 will receive a Premium Enhancement Rate of 3.00%. If the Owner is attained age 81 or older, any premium payments made will not receive a Premium Enhancement.

The Premium Enhancement is allocated among the Sub-Accounts and/or the Fixed Account in the same proportion as the premium payment. The Premium Enhancement is funded from Our general account.

The following restrictions apply to Premium Enhancements:

     . If the Policy is returned pursuant to the Ten Day Right to Examine provision, the amount returned will not include the Premium Enhancement. See "Ten Day Right to Examine Policy."
     . If the Death Benefit is exercised, any Premium Enhancements applied within the 12 month period prior to the date of death will be deducted from the Death Benefit. See

          "Proceeds on Death of Last Surviving Annuitant Before Annuity Date (The Death Benefit)."

PRE-AUTHORIZED CHECK AGREEMENT PLAN

You may choose to have monthly premiums automatically collected from Your checking or savings account pursuant to a pre-authorized check agreement plan
(PAC). This plan may be terminated by You or Us after 30 days Written Notice, or at any time by Us if a payment has not been paid by Your bank. This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

ELECTRONIC DATA TRANSMISSION OF APPLICATION INFORMATION

Subject to regulatory approval, We may accept electronic data transmission of application information accompanied by a wire transfer of the initial premium.

Upon receipt of the electronic data and wire transmittal, We will process the information and allocate the premium payment according to Your instructions. We will then send a Policy and verification letter to You to sign.

During the period from receipt of the initial premium until the signed verification letter is received, no financial transactions may be executed under the Policy, unless You request such transactions in writing and provide a signature guarantee.

WIRE TRANSMITTAL PRIVILEGE

We may accept transmittal of premium by wire order from Your broker/dealer to Our financial institution. A copy of the transmittal must be simultaneously sent, by telephone facsimile, to Our Administrative Office. The transmittal must contain the information required to process the application and/or to allocate the premium.

Normally, initial premium is applied within two Valuation Days after receipt. If incomplete information is sent, We may hold Your wire order for up to five Valuation Days while We try to obtain the missing information. If this information is not obtained within five Valuation Days, We will inform Your broker/dealer of the reasons for the delay and immediately return the premium. Your broker/dealer will return the full premium paid to You. However, if We receive, within such five Valuation Days, Your written consent, We will keep the premium until We receive the required information via facsimile transmission.

Our acceptance of the wire order and facsimile does not create a contract between Us until We receive and accept a properly completed original application. If We do not receive one within ten Valuation Days of receipt of the initial wire order premium, We will return the premium to the broker/dealer, who will return the full premium paid to You.

If the allocation instructions in Your application are inconsistent with the instructions in the facsimile transmission, the Policy Value will be reallocated in accordance with the instructions in the application at the price which was next determined after receipt of the application.

NET PREMIUM ALLOCATION

You elect in Your application how You want Your initial Net Premium and any premium enhancement to be allocated among the Sub-Accounts and the Fixed Account. Any additional Net Premium and any premium enhancement will be allocated in the same manner unless, at the time of payment, We have received Your Written Notice to the contrary. The total allocation must equal 100%.

We cannot guarantee that a Sub-Account or shares of a portfolio will always be available. If You request that all or part of a premium be allocated to a Sub-Account or underlying portfolio that is not available, We will immediately return that portion of the premium to You, unless You specify otherwise.

CASH SURRENDER VALUE

The Cash Surrender Value is the Policy Value less any applicable surrender charge and Annual Administration Charge.

POLICY VALUE

The Policy Value is the sum of the Variable Account value and the Fixed Account value.

VARIABLE ACCOUNT VALUE

To calculate the Variable Account value before the Annuity Date, multiply (a) by
(b), where:

     a)  is the number of Units credited to the Policy for each Sub-Account; and
     b)  is the current Unit Value of these Units.

UNITS

We credit Net Premium in the form of Units. The number of Units credited to the Policy for each Sub-Account is (a) divided by (b), where:

     a)  is the Net Premium allocated to that Sub-Account; and
     b) is the Unit Value for that Sub-Account (at the end of the Valuation Period during which We receive the premium).

We will credit Units for the initial Net Premium on the Effective Date of the Policy. We will adjust the Units for any transfers in or out of a Sub-Account, including any transfer processing fee.

We will cancel the appropriate number of Units based on the Unit Value at the end of the Valuation Period in which any of the following occurs:

     .   the Annual Administration Charge is assessed;
     . the date We receive and file Your Written Notice for a partial withdrawal or surrender;
     .   the date of a systematic withdrawal;
     .   the Annuity Date; or
     . the date We receive Due Proof of Your death or the Last Surviving Annuitant's death.

UNIT VALUE

The Unit Value for each Sub-Account's first Valuation Period is set at $10, except the Cash Management Sub-Account is set at $1. After that, the Unit Value is determined by multiplying the Unit Value at the end of the immediately preceding Valuation Period by the Net Investment Factor for the current Valuation Period.

The Unit Value for a Valuation Period applies to each day in that period. The Unit Value may increase or decrease from one Valuation Period to the next.

NET INVESTMENT FACTOR

The Net Investment Factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor, which may be greater than or less than 1.

The Net Investment Factor for each Sub-Account for a Valuation Period equals 1 plus the rate of return earned by the portfolio in which the Sub-Account You selected invests, adjusted for taxes charged or credited to the Sub-Account, the mortality and expense risk charge, and the daily administration fee.

To find the rate of return of each portfolio in which the Sub-Accounts invest divide (a) by (b) where:

    (a) is the net investment income and net gains, realized and unrealized, credited during the current Valuation Period; and
    (b) is the value of the net assets of the relevant portfolio at the end of the preceding Valuation Period, adjusted for the net capital transactions and dividends declared during the current Valuation Period.

TRANSFERS

TRANSFER PRIVILEGE

You may transfer all or a part of an amount in a Sub-Account(s) to another Sub-Account(s) or to the Fixed Account. You also can transfer an amount in the Fixed Account to a Sub-Account(s). Transfers are subject to the following restrictions:

    1.   the Company's minimum transfer amount, currently $250; and
    2. a transfer request that would reduce the amount in that Sub-Account or the Fixed Account below $500 will be treated as a transfer request for the entire amount in that Sub-Account or the Fixed Account.

We cannot guarantee that a Sub-Account or shares of a portfolio will always be available. If You request an amount in a Sub-Account or the Fixed Account be transferred to a Sub-Account at a time when the Sub-Account or underlying portfolio is unavailable, We will not process Your transfer request. This request will not be counted as a transfer for purposes of determining the number of free transfers executed in a year. The Company reserves the right to change its minimum transfer amount requirements.

Excessive trading (including short-term "market timing" trading) may adversely affect the performance of the Sub-Accounts. If a pattern of excessive trading by a Policyowner or the Policyowner's agent develops, We reserve the right not to process the transfer request. If Your request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed.

TELEPHONE TRANSFER PRIVILEGE

We can process Your transfer request by phone if You have completed Our administrative form or initialed the authorization box on Your application. The authorization will remain effective until We receive Your written revocation or We discontinue this privilege.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If We do not employ such reasonable procedures, We may be liable for any losses due to unauthorized or fraudulent instructions. These procedures may include recording telephone calls and obtaining personal security codes and contract number before effecting any transfers.

We can not accept or process transfer requests left on Our voice mail system, although transfers through Our Intouch(R) Voice Response System are acceptable.

INTOUCH(R) VOICE RESPONSE SYSTEM

The Intouch Voice Response System is our interactive voice response system which You can access through Your touch tone telephone. Use of this service allows you to:

     .  obtain current Sub-Account balances;
     .  obtain current Policy and Unit Values;
     .  obtain the current Fixed Account interest rate;
     . change Your Sub-Account allocation; and . effect transfers between Sub-Accounts or to the Fixed Account.

Your Policy number and Personal Identification Number, issued by Us to ensure security, are required for any transfers and/or allocation changes.

When using the Intouch Voice Response System, You will not be assessed a transfer processing fee regardless of the number of transfers made per Policy Year.

DOLLAR COST AVERAGING PRIVILEGE

You may choose to automatically transfer specified amounts FROM ANY Sub-Account or the Fixed Account (either one a disbursement account) TO ANY OTHER Sub-Account(s) or Fixed Account on a periodic basis. Transfers are subject to Our administrative procedures and the restrictions in "Transfer Privilege." This privilege is intended to allow You to utilize "Dollar Cost Averaging" (DCA), a long-term investment method which provides for regular, level investments over time. We make no representation or guarantee that DCA will result in a profit or protect against loss. You should first discuss this (as you would all other investment strategies) with Your registered representative.

To initiate DCA, We must receive Your Written Notice on Our form. Once elected, transfers will be processed until one of the following occurs:

     . the entire value of the Sub-Account or the Fixed Account is completely depleted; or
     . We receive Your written revocation of such monthly transfers; or . We discontinue this privilege.

We reserve the right to change Our procedures or to discontinue the DCA privilege upon 30 days Written Notice to You.

This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

TRANSFER PROCESSING FEE

There is no limit to the number of transfers that You can make between Sub-Accounts or the Fixed Account. The first 12 transfers during each Policy
Year are currently free. The Company currently assesses a $25 transfer fee for the 13th and each additional transfer in a Policy Year. For the purposes of assessing the fee, each transfer request (which includes a Written Notice or telephone call, but does not include automatic transfers) is considered to be one transfer, regardless of the number of Sub-Accounts affected by the transfer. The processing fee will be charged proportionately to the receiving Sub-Account(s) and/or the Fixed Account. The $25 transfer fee is waived when using the Intouch(R) Voice Response System.

PAYMENT OF PROCEEDS

PROCEEDS

Proceeds means the amount We will pay when the first of the following events occurs:

     .  the Annuity Date;
     .  the Policy is surrendered;
     .  We receive Due Proof of Death of any Owner;
     .  We receive Due Proof of Death of the Last Surviving Annuitant.

If death occurs prior to the Annuity Date, proceeds are paid in one of the following ways:

     .  lump sum;
     . within 5 years of the Owner's death, as required by federal tax laws (see "Proceeds on Death of Any Policyowner"); or
     .  by a mutually agreed upon payment option. See "Election of Options."

The Policy ends when We pay the proceeds.

We will deduct any applicable premium tax from the proceeds, unless We deducted the tax from the premiums when paid.

PROCEEDS ON ANNUITY DATE

If Payment Option 1 is in effect on the Annuity Date, We will pay the Policy Value. See "Payment Options."

You may annuitize at any time, and may change the Annuity Date, subject to these limitations:

    1. We must receive Your Written Notice at Our Home Office at least 30 days before the current Annuity Date; and
    2. The requested Annuity Date must be a date that is at least 30 days after We receive Your Written Notice.

The proceeds paid will be the Policy Value if paid on the first day of the month after any Annuitant's 100th birthday.

PROCEEDS ON SURRENDER

If You surrender the Policy We will pay the Cash Surrender Value. The Cash Surrender Value will be determined on the date We receive Your Written Notice for surrender and Your Policy at Our Home Office.

You may elect to have the Cash Surrender Value paid in a single sum or under a payment option. See "Payment Options." The Policy ends when We pay the Cash Surrender Value. You may avoid a surrender charge by electing to apply the Policy Value under Payment Option 1. See "Proceeds on Annuity Date."

Surrender proceeds may be subject to federal income tax, including a penalty tax. See "FEDERAL TAX STATUS."

PROCEEDS ON DEATH OF LAST SURVIVING ANNUITANT BEFORE ANNUITY DATE (THE DEATH BENEFIT)

If the Last Surviving Annuitant dies before the Policy Value is transferred to a payment option, We will pay the Beneficiary a Death Benefit.

The Death Benefit is the greater of:

    1. the premiums paid, adjusted for any partial withdrawals, surrender charges and incurred taxes, and less any Premium Enhancements applied during the 12 month period prior to the date of death; or
    2. the Policy Value on the date We receive Due Proof of Death, less any Premium Enhancements applied in the 12 month period prior to the date of death.

For Policyowners who have chosen on the application to pay an additional Mortality and Expense Risk Charge of 0.15%, the Death Benefit is the greatest of:

    1.  item "1" above;
    2.  item "2" above; or
    3. the greatest Policy Value on any Policy Anniversary occurring before both the date the Last Surviving Annuitant attained age 81 and the date We receive Due Proof of the Annuitant's death. This value will be adjusted for any partial withdrawals, surrender charges, incurred taxes, and premiums paid that occur after such Policy Anniversary. The value will also be reduced by any Premium Enhancements applied in the 12 month period prior to the date of death.

If on the date the Policy was issued any Annuitant was attained age 81 or older, either Death Benefit is the Policy Value on the dateWe receive Due Proof of Death.

If You are the Last Surviving Annuitant who dies before the Annuity Date, the Death Benefit proceeds must be distributed pursuant to the rules set forth below in "Proceeds on Death of Any Policyowner."

PROCEEDS ON DEATH OF ANY POLICYOWNER

If any Policyowner dies before the Annuity Date, the following rules apply:

     . If You (the deceased Policyowner) were not the Last Surviving Annuitant and We receive Due Proof of Your death before the Annuity Date, We will pay the Beneficiary the Policy Value as of the date We receive Due Proof of Your death.

     . If You were Last Surviving Annuitant and We receive Due Proof of Your death before the Annuity Date, We will pay the Beneficiary the Death Benefit described in "Proceeds on the Death of Last Surviving Annuitant Before Annuity Date."

     . As required by federal tax law, regardless of whether You were the Annuitant, the entire interest in the Policy will be distributed to the
        Beneficiary:

           a)  within five years of Your death; or
           b) over the life of the Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, with payments beginning within one year of Your death.

        However, if your spouse is the Beneficiary the Policy may be continued. If this occurs and You were the only Annuitant, Your spouse will become the Annuitant.

If any Policyowner dies on or after the Annuity Date but before all proceeds payable under the Policy have been distributed, We will continue payments to the designated payee (or, if the deceased Policyowner was the Annuitant, to the Beneficiary) under the payment option in effect on the date of the deceased Policyowner's death.

For purposes of this section, if any Policyowner is not an individual, the death or change of any Annuitant will be treated as the death of a Policyowner, and we will pay the Beneficiary the Cash Surrender Value.

This section shall, in all events, be construed in a manner consistent with section 72(s) of the Internal Revenue Code of 1986, as amended. If anything in the Policy conflicts with the provisions of this section, this section will control.

PARTIAL WITHDRAWALS

You may withdraw part of the Cash Surrender Value subject to the following:

     1.  the Company's minimum partial withdrawal is currently $250;
     2. the maximum partial withdrawal is the amount that would leave a Cash Surrender Value of $2,000; and
     3. a partial withdrawal request which would reduce the amount in a Sub-Account below $500 will be treated as a request for a full withdrawal of the amount in that Sub-Account.

On the date We receive at Our Home Office Your Written Notice for a partial withdrawal, We will withdraw the partial withdrawal from the Policy Value. We will then deduct any applicable surrender charge from the amount requested for withdrawal. The Company reserves the right to change its minimum partial withdrawal amount requirements.

You may specify the amount to be withdrawn from certain Sub-Accounts or the Fixed Account. If You do not provide this information to us, We will withdraw proportionately from the Sub-Accounts in which You are invested and the Fixed Account. If You do provide this information to us, but the amount in the designated Sub-Accounts and/or the Fixed Account is inadequate to comply with Your withdrawal request, We will first withdraw from the specified Sub-Accounts and the Fixed Account. The remaining balance will be withdrawn proportionately from the other Sub-Accounts in which You are invested and the Fixed Account.

Any partial or systematic withdrawal may be included in the Policyowner's gross income in the year in which the withdrawal occurs, and may be subject to federal income tax (including a penalty tax equal to 10% of the amount treated as taxable income). The Code restricts certain distributions under Tax-Sheltered Annuity Plans and other qualified plans. See "FEDERAL TAX STATUS."

SYSTEMATIC WITHDRAWAL PRIVILEGE

You may elect to use the Systematic Withdrawal Privilege (SWP) to withdraw a fixed-level amount from the Sub-Account(s) and the Fixed Account on a monthly, quarterly, semi-annual or annual basis, beginning 30 days after the Effective Date, if:

     .  We receive Your Written Notice on Our administrative form;
     . if surrender charges apply, the Policy meets a minimum premium (currently $25,000); and
     . if surrender charges apply, the Policy complies with the "Partial Withdrawals" provision.

While surrender charges are applicable, You may withdraw:

     . 100% of investment earnings in the Variable Account, available at the time the SWP is executed/processed;
     . 100% of interest earned in the Fixed Account, available at the time the SWP is executed/processed;
     . 10% of total premiums paid within 9 years from the date the SWP is executed/processed;
     . 100% of premiums paid 9 years or more from the date the SWP is executed/processed;
     . Amounts required to be withdrawn pursuant to federal tax laws (see "Minimum Distribution Requirements").

     NOTE: Withdrawals from a Guarantee Period other than from the one year Guarantee Period under the Fixed Account may be subject to a Market Value Adjustment.

When no surrender charges are applicable, the entire Policy is available for systematic withdrawal. Once an amount has been selected for withdrawal, it will remain fixed until the earlier of the next Policy Anniversary or termination of the privilege. A written request to change the withdrawal amount for the following Policy Year must be received no later than 7 days prior to the Policy Anniversary date. The Systematic Withdrawal Privilege will end at the earliest of the date:

     . when the Sub-Account(s) and the Fixed Account You specified for those withdrawals have no remaining amount to withdraw;
     .  the Cash Surrender Value is reduced to $2,000*;
     . You choose to pay premiums by the pre-authorized check agreement plan; . We receive Your Written Notice to end this privilege; or . We choose to discontinue this privilege upon 30 days Written Notice to
        You.

References to partial withdrawals in other provisions of this Prospectus include systematic withdrawals. If applicable, a charge for premium taxes may be deducted from each systematic withdrawal payment. This option is not available on the 29th, 30th or 31st day of each month. The Company reserves the right to change its minimum systematic withdrawal amount requirements or terminate this privilege.

In certain circumstances, amounts withdrawn pursuant to a systematic withdrawal option may be included in a Policyowner's gross income and may be subject to penalty taxes.

* If the Cash Surrender Value is reduced to $2,000, Your Policy may terminate. See "Termination."

SELIGMAN TIME HORIZON MATRIX(SM)

You may elect to participate in Seligman Time Horizon Matrix (the Matrix), an asset allocation strategy which will allocate Your Policy Value based primarily upon the amount of time You have to reach specific financial goals. The Matrix uses certain predetermined model portfolios, designed by J. & W. Seligman & Co. Incorporated that seek a wide range of financial goals for an investor's specific time horizon. Each J. & W. Seligman & Co. Incorporated model portfolio represents a predetermined allocation of Your Policy Value among one or more of the Sub-Accounts. You may also construct Your own customized model portfolio.

Under the Matrix, You may elect to periodically rebalance Your Policy Value to reflect the J. & W. Seligman & Co. Incorporated model portfolio You have selected or periodically rebalance Your Policy Value to reflect Your customized model portfolio. Any rebalancing of Your Policy Value will be made pursuant to Our procedures governing portfolio rebalancing. See "Portfolio Rebalancing" below. You may also choose a J. & W. Seligman & Co. Incorporated model portfolio or create a customized portfolio and elect not to rebalance Your Policy Value after the initial allocation of Policy Value under that model portfolio. We make no representation or guarantee that following the Matrix will result in a profit, protect against loss or ensure the achievement of financial goals.

To initiate the Matrix, We must receive Your Written Notice on Our form. Participation in the Matrix is voluntary and can be modified or discontinued at any time by You in writing on Our form. We reserve the right to change Our procedures, model portfolios, or to discontinue offering the Matrix upon 30 days Written Notice to You.

PORTFOLIO REBALANCING

Portfolio rebalancing (Rebalancing) is an investment strategy in which Your Policy Value, in the Sub-Accounts only, is reallocated back to its original portfolio allocation. Rebalancing is performed regardless of changes in individual portfolio values from the time of the last rebalancing. It is executed on a quarterly, semi-annual or annual basis. We make no representation or guarantee that rebalancing will result in a profit, protect You against loss or ensure that You meet Your financial goals.

To initiate Rebalancing, We must receive Your Written Notice on Our form. Participation in Rebalancing is voluntary and can be modified or discontinued at any time by You in writing on Our form. Portfolio Rebalancing is not available for the Fixed Account.

Once elected, We will continue to perform Rebalancing until We are instructed otherwise. We reserve the right to change Our procedures or discontinue offering Rebalancing upon 30 days Written Notice to You. This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

POSTPONEMENT OF PAYMENT

We will usually pay any proceeds payable, amounts partially withdrawn, or the Cash Surrender Value within seven calendar days after:

     1. we receive Your Written Notice for a partial withdrawal or a cash surrender;
     2.  the date chosen for any systematic withdrawal; or
     3. we receive Due Proof of Death of the Owner or the Last Surviving Annuitant.

However, We can postpone the payment of proceeds, amounts withdrawn, the Cash Surrender Value, or the transfer of amounts between Sub-Accounts if:

     1. the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC;

     2. the SEC permits by an order the postponement for the protection of Policyowners; or
     3. the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

We have the right to defer payment of any partial withdrawal, cash surrender, or transfer from the Fixed Account for up to six months from the date We receive Your Written Notice for a withdrawal, surrender or transfer.

CHARGES AGAINST THE POLICY, VARIABLE ACCOUNT, AND FUND

SURRENDER CHARGE

A surrender charge may be deducted when a partial withdrawal or cash surrender is made in order to at least partially reimburse Us for certain expenses relating to the sale of the Policy. These expenses include commissions to registered representatives and other promotional expenses. A surrender charge may also be applied to the proceeds paid on the Annuity Date, unless Payment Option 1 is chosen.

The amount withdrawn is first taken from any investment earnings in the Variable Account and interest earned in the Fixed Account available at the time the request is made. Then, further amounts withdrawn will be taken from premiums starting with the oldest premium paid.

Withdrawal or surrender of the following will not incur a surrender charge:

     .    100% of investment earnings in the Variable Account;
     .    100% of interest earned in the Fixed Account;
     .     10% of total premiums paid less than 9 years from the date of withdrawal or surrender;
     .    100% of premiums paid 9 years or more from the date of withdrawal or
          surrender;     .
     . Amounts required to be withdrawn pursuant to federal tax laws (see "Minimum Distribution Requirements").

If a surrender charge does apply, the following percentages will be used to calculate the amount of the charge:

     Policy Years Since Premium Was Paid
     -----------------------------------
          Less than 1.....................................................................................   8.5%
          At least 1, but less than 2.....................................................................   8.5%
          At least 2, but less than 3.....................................................................     8%
          At least 3, but less than 4.....................................................................     8%
          At least 4, but less than 5.....................................................................     7%
          At least 5, but less than 6.....................................................................     6%
          At least 6, but less than 7.....................................................................     5%
          At least 7, but less than 8.....................................................................     4%
          At least 8, but less than 9.....................................................................     2%
          At least 9......................................................................................   None

Any surrender charge will be deducted from the amount requested for withdrawal or surrender.

ANNUAL ADMINISTRATION CHARGE

To cover the costs of providing certain administrative services such as maintaining Policy records, communicating with Policyowners, and processing transactions, We deduct an Annual Administration Charge of $30 for the prior Policy Year on each Policy Anniversary. We will also deduct this charge if the Policy is surrendered for its Cash Surrender Value, unless the Policy is surrendered on a Policy Anniversary.

If the Policy Value on the Policy Anniversary is $35,000 or more, We will waive the Annual Administration Charge for the prior Policy Year. We will also waive the Annual Administration Charge if the Policy is a Tax-Sheltered Annuity.

The charge will be assessed proportionately from any Sub-Accounts in which You are invested and the Fixed Account. If the charge is obtained from a Sub-Account(s), We will cancel the appropriate number of Units credited to this Policy based on the Unit Value at the end of the Valuation Period when the charge is assessed.

DAILY ADMINISTRATION FEE

At each Valuation Period, We deduct a daily administration fee at an annual rate of 0.20% from the assets of each Sub-Account of the Variable Account. This daily administration fee is intended to reimburse Us for other administrative costs under the policies.

TRANSFER PROCESSING FEE

The first 12 transfers during each Policy Year are currently free, although We reserve the right to change this procedure. The Company currently assesses a $25 transfer fee for the 13th and each additional transfer in a Policy Year. Transfer requests include Written Notices and telephone call, but do not include automatic transfers. Such requests are considered to be one transfer, regardless of the number of Sub-Accounts affected by the transfer. The processing fee will be deducted proportionately from the receiving Sub-Account(s) and/or the Fixed Account. See "Transfers" for the rules concerning transfers.

MORTALITY AND EXPENSE RISK CHARGE

We assess an annual mortality and expense risk charge, deducted at each Valuation Period from the assets of the Variable Account. This charge:

     . is an annual rate of 1.25% of the average daily value of the net assets in the Variable Account;
     . is assessed during the Accumulation Period, but is not charged after the Annuity Date; consists of approximately 0.75% to cover the mortality risk and approximately 0.50% to cover the expense risk;
     .    is guaranteed not to increase for the duration of the Policy.

If You have chosen on the application to receive an enhanced Death Benefit, the mortality and expense charge will be increased by 0.15%.
This increase covers an increase in the mortality risk. See "Proceeds on Death of Last Surviving Annuitant Before Annuity Date (The Death Benefit)."

The mortality risk We assume arises from Our obligation to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the Policy) for the full life of all Annuitants regardless of how long each may live. This means:

     . Mortality risk is the risk that Annuitants may live for a longer period of time than We estimated when We established Our guarantees in the Policy.
     . Each Annuitant is assured that neither his or her longevity, nor an improvement in life expectancy generally, will have any adverse effect on the annuity payments received under the Policy.
     .    The Annuitant will not outlive the funds accumulated for retirement.
     . We guarantee to pay a Death Benefit if the Last Surviving Annuitant dies before the Annuity Date (see "Proceeds on Death of Last Surviving Annuitant Before Annuity Date (The Death Benefit)").
     . No surrender charge is assessed against the payment of the Death Benefit, which also increases the mortality risk.

The expense risk We assume is the risk that the surrender charges, Annual Administration Charge, daily administration fee, and transfer fees may be insufficient to cover Our actual future expenses.

If the mortality and expense charges are sufficient to cover such costs and risks, any excess will be profit to the Company and may be used to reimburse Us for distribution expenses. However, if the amounts deducted prove to be insufficient, the loss will be borne by us.

WAIVER OF SURRENDER CHARGE

When the Policy has been in effect for 1 year, surrender charges will be waived on any partial withdrawal or surrender after You provide Us written evidence, satisfactory to Us and signed by a qualified physician, that:

1.   you are terminally ill, provided:

          a) your life expectancy is not more than 12 months due to the severity and nature of the terminal illness; and
          b) the diagnosis of the terminal illness was made after the Effective Date of this Policy.

                                      OR

2. you are or have been confined to a hospital, nursing home or long-term care facility for at least 90 consecutive days, provided:

     a) confinement is for medically necessary reasons at the recommendation of a physician;
     b) the hospital, nursing home or long-term care facility is licensed or otherwise recognized and operating as such by the proper authority in the state where it is located, the Joint Commission on Accreditation of Hospitals or Medicare and satisfactory evidence of such status is provided to us; and
     c) the withdrawal or surrender request is received by Us no later than 91 days after the last day of Your confinement.

This provision is not available if any Policyowner was attained age 81 or older on the Effective Date. This provision may not be available in all jurisdictions.

REDUCTION OR ELIMINATION OF SURRENDER CHARGES AND ANNUAL ADMINISTRATION CHARGES

The amount of surrender charges and/or the Annual Administration Charge may be reduced or eliminated when some or all of the policies are to be sold to an individual or a group of individuals in such a manner that results in savings of sales and/or administrative expenses. In determining whether to reduce or eliminate such expenses, We will consider certain factors, including:

1. the size and type of group to which the administrative services are to be provided and the sales are to be made. Generally, sales and administrative expenses for a larger group are smaller than for a smaller group because large numbers of sales may result in fewer sales contacts.
2. the total amount of premiums. Per dollar sales expenses are likely to be less on larger premiums than on smaller ones.
3. any prior or existing relationship with the Company. Policy sales expenses are likely to be less when there is a prior or existing relationship because there is a likelihood of more sales with fewer sales contacts.
4. the level of commissions paid to selling broker/dealers. For example, certain broker/dealers may offer policies in connection with financial planning programs on a fee for service basis. In view of the financial planning fees, such broker/dealers may elect to receive lower commissions for sales of the policies, thereby reducing the Company's sales expenses.

If it is determined that there will be a reduction or elimination in sales expenses and/or administration expenses, the Company will provide a reduction in the surrender charge and/or the Annual Administration Charge. Such charges may also be eliminated when a Policy is issued to an officer, director, employee, registered representative or relative thereof of: the Company; The Canada Life Assurance Company; J. & W. Seligman & Co. Incorporated; any selling Broker/Dealer; or any of their affiliates. In no event will reduction or elimination of the surrender charge and/or Annual Administration Charge be permitted where such reduction or elimination will be discriminatory to any person.

In addition, if the Policy Value on the Policy Anniversary is $35,000 or more, We will waive the Annual Administration Charge for the prior Policy Year.

TAXES

No premium tax is currently payable under New York law. We reserve the right to deduct any premium taxes payable in respect of future premiums in the event New York law should charge.

When any tax is deducted from the Policy Value, it will be deducted proportionately from the Sub-Accounts in which You are invested and the Fixed Account.

We reserve the right to charge or provide for any taxes levied by any governmental entity, including:

     1. taxes that are against or attributable to premiums, Policy Values or annuity payments; or
     2. taxes that We incur which are attributable to investment income, capital gains retained as part of Our reserves under the policies, or from the establishment or maintenance of the Variable Account.

OTHER CHARGES INCLUDING INVESTMENT MANAGEMENT FEES

Each portfolio of the Fund is responsible for all of its operating expenses. In addition, the Fund pays J.

& W. Seligman & Co. Incorporated (the Manager) fees for investment management services. These fees are calculated daily and payable monthly from the average daily net assets of each portfolio. See the prospectus for the Fund for more information.

PAYMENT OPTIONS

The Policy ends when We pay the proceeds on the Annuity Date. We will apply the Policy Value under Payment Option 1 unless You have an election on file at Our Administrative Office to receive another mutually agreed upon payment option (Payment Option 2). The proceeds We will pay will be the Policy Value if paid on the first day of the month after any Annuitant's 100th birthday. See "Proceeds on Annuity Date." We require the surrender of Your Policy so that We may issue a supplemental contract for the applicable payment option. The term "payee" means a person who is entitled to receive payments under this section.

ELECTION OF OPTIONS

You may elect, revoke or change a payment option at any time before the Annuity Date and while the Annuitant(s) is living. If an election is not in effect at the Last Surviving Annuitant's death, or if payment is to be made in one lump sum under an existing election, the Beneficiary may elect one of the options. This election must be made within one year after the Last Surviving Annuitant's death and before any payment has been made.

An election of an option and any revocation or change must be made in a Written Notice. It must be filed with Our Home Office with the written consent of any irrevocable Beneficiary or assignee at least 30 days before the Annuity Date.

An option may not be elected and We will pay the proceeds in one lump sum if either of the following conditions exist:

     1.   the amount to be applied under the option is less than $1,000; or
     2.   any periodic payment under the election would be less than $50.

DESCRIPTION OF PAYMENT OPTIONS

Payment Option 1: Life Income With Payments for 10 Years Certain

We will pay the proceeds in equal amounts each month, quarter, or year during the Annuitant's lifetime or for 10 years, whichever is longer.

The amount of each payment will be determined from the tables in the Policy which apply to Payment Option 1, using the Annuitant's age. Age will be determined from the nearest birthday at the due date of the first payment.

Payment Option 2: Mutual Agreement

We will pay the proceeds according to other terms, if those terms are mutually agreed upon.

PAYMENT DATES

The payment dates of the options will be calculated from the date on which the proceeds become payable.

AGE AND SURVIVAL OF ANNUITANT

We have the right to require proof of age of the Annuitant(s) before making any payment. When any payment depends on the Annuitant's survival, We will have the right, before making the payment, to require proof satisfactory to Us that the Annuitant is alive.

OTHER POLICY PROVISIONS

POLICYOWNER

During any Annuitant's lifetime and before the Annuity Date, You have all of the ownership rights and privileges granted by the Policy. If You appoint an irrevocable Beneficiary or assignee, then Your rights will be subject to those of that Beneficiary or assignee.

During any Annuitant's lifetime and before the Annuity Date, You may also name, change or revoke a Policyowner(s), Beneficiary(ies), Payee(s), or Annuitant(s) by giving Us Written Notice. Any change of Policyowner(s) or Annuitant(s) must be approved by Us.

A change of any Policyowner may result in resetting the Death Benefit to an amount equal to the Policy Value as of the date of the change.

With respect to Qualified Policies generally, however:

     .    the contract may not be assigned (other than to us);
     .    Joint Ownership is not permitted; and
     .    the Policyowner must be the Annuitant.

BENEFICIARY

We will pay the Beneficiary any proceeds payable on Your death or the death of the Last Surviving Annuitant. During any Annuitant's lifetime and before the Annuity Date, You may name and change one or more beneficiaries by giving Us Written Notice. However, We will require Written Notice from any irrevocable Beneficiary or assignee specifying their consent to the change.

We will pay the proceeds under the Beneficiary appointment in effect at the date of death. If You have not designated otherwise in Your appointment, the proceeds will be paid to the surviving Beneficiary(ies) equally. If no Beneficiary is living when You or the Last Surviving Annuitant dies, or if none has been appointed, the proceeds will be paid to You or Your estate.

TERMINATION

We may pay You the Cash Surrender Value and terminate the Policy if before the Annuity Date all of these events simultaneously exist:

     1.   you have not paid any premiums for at least two years;
     2.   the Policy Value is less than $2,000; and
     3. the total premiums paid, less any partial withdrawals, is less than $2,000.

We will mail You a notice of Our intention to terminate the Policy at least six months in advance. The Policy will automatically terminate on the date specified in the notice unless We receive an additional premium before such date. This additional premium must be at least the minimum amount specified in "Additional Premium."

Qualified contracts may be subject to distribution restrictions. See "FEDERAL TAX STATUS."

WRITTEN NOTICE

Written Notice must be signed and dated by You. It must be of a form and content acceptable to us. Your Written Notice will not be effective until We receive and file it. However, any change provided in Your Written Notice will be effective as of the date You signed the Written Notice:

     1. subject to any payments or other actions We take prior to receiving and filing Your Written Notice; and
     2. whether or not You or the Last Surviving Annuitant are alive when We receive and file Your Written Notice.

PERIODIC REPORTS

We will mail You a report showing the following items about Your Policy:

     1. the number of Units credited to the Policy and the dollar value of a Unit;
     2.   the Policy Value;
     3. any premiums paid, withdrawals, and charges made since the last report; and
     4.   any other information required by law.

The information in the report will be as of a date not more than two months before the date of the mailing. We will mail the report to You:

     1.   at least annually, or more often as required by law; and
     2.   to Your last address known to us.

ASSIGNMENT

You may assign a Nonqualified Policy or an interest in it at any time before the Annuity Date and during any Annuitant's lifetime. Your rights and the rights of any Beneficiary will be affected by an assignment. An assignment must be in a Written Notice acceptable to us. It will not be binding on Us until We receive and file it at Our Administrative Office. We are not responsible for the validity of any assignment.

An assignment of a Nonqualified Policy may result in certain tax consequences to the Policyowner. See "Transfers, Assignment or Exchanges of a Policy."

MODIFICATION

Upon notice to You, We may modify the Policy, but only if such modification:

     1. is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which We are subject; or
     2. is necessary to assure continued qualification of the Policy under the Code or other federal or state laws relating to retirement annuities or variable annuity policies; or
     3. is necessary to reflect a change in the operation of the Variable Accounts; or
     4. provides additional Variable Account and/or fixed accumulation options.

In the event of any such modification, We may make any appropriate endorsement to the Policy.

NOTIFICATION OF DEATH

The death of the Annuitant(s) and/or the Owner(s) must be reported to Us immediately, and We will require Due Proof of Death. We will pay the proceeds based upon the date recorded in the Due Proof of Death. However, we are entitled to immediately recover any overpayments made because of a failure to notify Us of any such death. We are also not responsible for any mispayments which result from a failure to notify Us.

                           YIELDS AND TOTAL RETURNS

From time to time, We may advertise yields, effective yields, and total returns for the Sub-Accounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Sub-Account may, from time to time, advertise performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

Effective yields and total returns for the Sub-Accounts are based on the investment performance of the corresponding portfolios of the Fund. The Fund's performance in part reflects the Fund's expenses. See the attached prospectus for the Fund.

The yield of the Cash Management Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified 7 day period. The yield is calculated by assuming that the income generated for that 7 day period is generated each 7 day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account (except the Cash Management Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

The average annual total return quotations of a Sub-Account represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods for which average annual total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning of the measuring period to the end of that period, usually 1, 5 and 10 years or since the inception of the Sub-Account. Average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account (including any surrender charge that would apply if a Policyowner terminated the Policy at the end of each period indicated, but excluding any deductions for premium taxes).

We may, in addition, advertise performance information computed on a different basis. We may present non-standardized total return information computed on the same basis as described above, except deductions will not include the surrender charge. This presentation assumes that the investment in the Policy persists beyond the period when the surrender charge applies, consistent with the long-term investment and retirement objectives of the Policy.

We may compare the performance of each Sub-Account in advertising and sales literature to the performance of other variable annuity issuers in general. We may also compare the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. (Lipper) and the Variable Annuity Research Data Service (VARDS) are independent services which monitor and rank the performances of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Other services or publications may also be cited in Our advertising and sales literature.

Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analysis prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

We may also compare the performance of each Sub-Account in advertising and sales literature to the Standard & Poor's composite index of 500 common stocks, a widely used index to measure stock market performance. This unmanaged index does not reflect any "deduction" for the expense of operating or managing an investment portfolio. We may also make comparison to Lehman Brothers Government/Corporate Bond Index, an index that includes the Lehman Brothers Government Bond and Corporate Bond Indices. These indices are total rate of return indices. The Government Bond Index includes the Treasury Bond Index (public obligations of the U.S. Treasury) and the Agency Bond Index (publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate debt guaranteed by the U.S. Government). The Corporate Bond Index includes publicly issued, fixed rate, nonconvertible investment grade dollar-denominated, SEC registered corporate debt. All issues have at least a one-year maturity, and all returns are at market value inclusive of accrued interest. Other independent indices such as those prepared by Lehman Brothers Bond Indices may also be used as a source of performance comparison.

We may also compare the performance of each Sub-Account in advertising and sales literature to the Dow Jones Industrial Average, a stock average of 30 blue chip stock companies that does not represent all new industries. Other independent averages such as those prepared by Dow Jones & Company, Inc. may also be used as a source of performance comparison. Day to day changes may not be reflective of the overall market when an average is composed of a small number of companies.

                                 TAX DEFERRAL

Under current tax laws any increase in Policy Value is generally not taxable to You or an Annuitant until received, subject to certain exceptions. See "FEDERAL TAX STATUS." This deferred tax treatment may be beneficial to You in building assets in a long-range investment program.

We may also distribute sales literature or other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, charts or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Policy (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis where allowed by state law. All income and capital gains derived from Sub-Account investments are reinvested and compound tax-deferred until distributed. Such tax-deferred compounding can result in substantial long-term accumulation of assets, provided that the investment experience of the underlying portfolio of the Fund is positive.


                              FEDERAL TAX STATUS

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the annuity Policy We issue. Any person concerned about these tax implications should consult a tax adviser before initiating any transaction. This discussion is based upon general understanding of the present federal income tax laws. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Policy may be purchased on a nonqualified tax basis (Nonqualified Policy) or purchased and used in connection with plans qualifying for favorable tax treatment (Qualified Policy). The Qualified Policy was designed for use by individuals whose premium payments are comprised of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 401(k), 403(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Policy, or annuity payments, and on the economic benefit to the Policyowner, an Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned and on Our tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Policy with proceeds from a tax-qualified plan and receiving distributions from a Qualified Policy in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Policies should seek legal and tax advice regarding the suitability of a Policy for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Policy. The following discussion assumes that Qualified Policies are purchased with proceeds from and/or contributions under retirement plans that receive the intended special federal income tax treatment.

THE COMPANY'S TAX STATUS

The Variable Account is not separately taxed as a "regulated investment company" under Subchapter M of the Code. The operations of the Variable Account are a part of and taxed with Our operations. We are taxed as a life insurance company under Subchapter L of the Code.

At the present time, We make no charge for any federal, state or local taxes (other than premium taxes) that We incur which may be attributable to the Variable Account or to the policies. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that We determine to be properly attributable to the Variable Account or to the policies.

TAX STATUS OF THE POLICY

DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Code provides that separate account investments underlying a policy must be "adequately diversified" in accordance with Treasury regulations in order for the policy to qualify as an annuity policy under
Section 72 of the Code. The Variable Account, through each portfolio of the Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various divisions of the Accounts may be invested. Although We do not have control over the Fund in which the Variable Account invests, We believe that each portfolio in which the Variable Account owns shares will meet the diversification requirements and that therefore the policy will be treated as an annuity under the Code.

POLICYOWNER CONTROL

In certain circumstances, variable annuity Policyowners may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity Policyowner's gross income. Several years ago, the IRS stated in published rulings that a variable Policyowner will be considered the owner of separate account assets if the Policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the Policyowner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which Policyowners may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

The ownership rights under the policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Policyowners were not owners of separate account assets. For example, the Policyowner has the choice of more subdivisions to which to allocate premiums and Policy Values than such rulings, has a choice of investment strategies different from such rulings, and may be able to transfer among subdivisions more frequently than in such rulings. These differences could result in the Policyowner being treated as the owner of the assets of the Variable Account. In addition, We do not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy as necessary to attempt to prevent the Policyowner from being considered the owner of the assets of the Variable Account.

REQUIRED DISTRIBUTIONS

In addition to the requirements of Section 817(h) of the Code, in order to be treated as an annuity Policy for federal income tax purposes, Section 72(s) of the Code requires any Nonqualified Policy to provide that (a) if any Policyowner dies on or after the Annuity Date but prior to the time the entire interest in the Policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Policyowner's death; and (b) if any Policyowner dies prior to the Annuity Date, the entire interest in the Policy will be distributed within five years after the date of the Policyowner's death. These requirements will be considered satisfied as to any portion of the Policyowner's interest which is payable to or for the benefit of a "Designated Beneficiary" and which is distributed over the life of such "Designated Beneficiary" or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Policyowner's death. The Policyowner's "Designated Beneficiary" is the person designated by such Policyowner as a Beneficiary and to whom proceeds of the Policy passes by reason of death and must be a natural person. However, if the Policyowner's "Designated Beneficiary" is the surviving spouse of the Policyowner, the Policy may be continued with the surviving spouse as the new Policyowner.

The Nonqualified Policies contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Policies. See "Minimum Distribution Requirements."

The following discussion assumes that the policies will qualify as annuity contracts for federal income tax purposes.

TAXATION OF ANNUITIES

IN GENERAL

Section 72 of the Code governs taxation of annuities in general. We believe that a Policyowner who is a natural person generally is not taxed on increases in the value of a Policy until distribution occurs by withdrawing all or part of the accumulation value (e.g., partial withdrawals and surrenders) or as annuity payments under the annuity option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the accumulation value (and in the case of a Qualified Policy, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

The owner of any annuity Policy who is not a natural person generally must include in income any increase in the excess of the Policy's accumulation value over the Policy's "investment in the contract" during the taxable year. There are some exceptions to this rule and a prospective Policyowner that is not a natural person may wish to discuss these with a tax adviser.

The following discussion generally applies to policies owned by natural persons.

WITHDRAWALS/DISTRIBUTIONS

In the case of a distribution under a Qualified Policy (other than a Section 457 plan), under Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of any individual under a Policy which was not excluded from the individual's gross income. For policies issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Policies.

In the case of a withdrawal/distribution (e.g., surrender, partial withdrawal or systematic withdrawal) under a Nonqualified Policy before the Annuity Date, under Code Section 72(e) amounts received are generally first treated as taxable income to the extent that the accumulation value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

ANNUITY PAYMENTS

Although tax consequences may vary depending on the annuity option elected under an annuity Policy, under Code Section 72(b), generally gross income does not include that part of any amount received as an annuity under an annuity Policy that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. For variable income payments, in general, the taxable portion (prior to recovery of the investment in the contract) is determined by a formula which establishes the specific dollar amount of each annuity payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. For fixed income payments (prior to recovery of the investment in the contract), in general, there is no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each income payment is taxable. In all cases, after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Policy because of the death of a Policyowner or the Last Surviving Annuitant. Generally, such amounts are includable in the income of the recipient as follows:

     1. if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy; or
     2. if distributed under a payment option, they are taxed in the same manner as annuity payments.

For these purposes, the investment in the Policy is not affected by a Policyowner or Annuitant's death. That is the investment in the Policy remains the amount of any purchase payments paid which were not excluded from gross income.

PENALTY TAX ON CERTAIN WITHDRAWALS

In the case of a distribution pursuant to a Nonqualified Policy, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

    1.   made on or after the taxpayer reaches age 59 1/2;
    2. made on or after the death of a Policyowner (or if the Policyowner is not an individual, the death of the primary Annuitant);
    3.   attributable to the Policyowner becoming disabled;
    4. as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and Beneficiary;
    5. made under an annuity Policy that is purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; and
    6. made under certain annuities issued in connection with structured settlement agreements.

Other tax penalties may apply to certain distributions under a Qualified Policy, as well as to certain contributions and other circumstances.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A POLICY

A transfer of ownership, the designation of an Annuitant or other Beneficiary who is not also the Policyowner, the designation of certain annuity starting dates, or the exchange of a Policy may result in certain tax consequences to the Policyowner that are not discussed herein. A Policyowner contemplating any such transfer, assignment, designation, or exchange of a Policy should contact a tax adviser with respect to the potential tax effects of such a transaction.

WITHHOLDING

Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

MULTIPLE POLICIES

Section 72(e)(11) of the Code treats all nonqualified deferred annuity policies entered into after June 21, 1988 that are issued by Us (or Our affiliates) to the same owner during any calendar year as one annuity Policy for purposes of determining the amount includable in gross income under Code Section 72(e). The effects of this rule are not yet clear; however, it could effect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. Accordingly, a Policyowner should consult a tax adviser before purchasing more than one annuity contract.

POSSIBLE TAX CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the polices could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.

TAXATION OF QUALIFIED PLANS

The Policies are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in certain other circumstances. Therefore, no attempt is made to provide more than general information about the use of the Policies with the various types of qualified retirement plans. Policyowners, the Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Policy, but We shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Policy, unless We consent. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Policies. Policyowners are responsible for determining that contributions, distributions and other transactions with respect to the Policies satisfy applicable law. Brief descriptions follow of the various types of qualified retirement plans in connection with which We will issue a Policy. We will amend the Policy as instructed to conform it to the applicable legal requirements for such plan.

INDIVIDUAL RETIREMENT ANNUITIES AND SIMPLIFIED EMPLOYEE PENSIONS (SEP/IRAS)

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Policy for use with IRAs may be subject to special disclosure requirements of the Internal Revenue Service.

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using an IRA for such purpose, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employee to an IRA. Employers intending to use the Policy in connection with such plans should seek advice.

Purchasers of a Policy for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek advice as to the suitability of the Policy for use with IRAs. The Internal Revenue Service has not reviewed the Policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether a Death Benefit provision such as the provision in the Policy comports with IRA qualification requirements.

SIMPLE INDIVIDUAL RETIREMENT ANNUITIES

Certain small employers may establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer a percentage of compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH INDIVIDUAL RETIREMENT ANNUITIES

Effective January 1, 1998, section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10 percent penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) and/or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

MINIMUM DISTRIBUTION REQUIREMENTS

The Code requires that minimum distributions from an IRA begin no later than April 1 of the year following the year in which the Policyowner attains age 70<K189>. Failure to do so results in a federal tax penalty of 50% of the amount not withdrawn. This penalty is in addition to normal income tax. We will calculate the minimum distribution requirement (MDR) only for funds invested in this Policy and subject to Our administrative guidelines, including but not limited to minimum withdrawal amount of $250. Surrender charges are not applied against required minimum distributions.

As an administrative practice, We will calculate and distribute an amount from an IRA using the method contained in the Code's minimum distribution requirements. The annual distribution is determined by dividing the prior December 31st value for the Policy by a life expectancy factor. The factor will be based on either Your life or the life expectancies of Your life and Your Designated Beneficiary, as directed by You, and based on tables found in the IRS' regulations. Factors are redetermined for each year's distribution. The value of the Policy to be used in this calculation is the Policy Value on the December 31st prior to the year for which each subsequent payment is made. The life expectancy factor is determined by using the appropriate IRS chart based on one of the following circumstances:

    1.   your life expectancy (Single Life Expectancy);
    2. joint life expectancy between You and Your Designated Beneficiary (Joint Life and Last

         Survivor Expectancy); or
    3. your life expectancy and a non-spouse Beneficiary more than 10 years younger than You (Minimum Distribution Incidental Benefit Requirement).

No minimum distributions are required from a Roth IRA during Your life, although upon Your death certain distribution requirements apply.

The Code Minimum Distribution Requirements also apply to distribution from qualified plans other than IRAs. For qualified plans under section 401(a), 401(k), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70<K189> or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5% Owner" (as defined in the Code), distributions generally must begin no later than the date described in (i). You are responsible for ensuring that distributions from such plans satisfy the Code minimum distribution requirements.

CORPORATE AND SELF-EMPLOYED (H.R.10 AND KEOGH) PENSION AND PROFIT-SHARING PLANS

Sections 401(a), 401(k) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individual Tax Retirement Act of 1962, as amended, commonly referred to as "H.R.10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Policies in order to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Policy is assigned or transferred to any individual as a means to provide benefit payments. Employers intending to use the Policy in connection with such plans should seek advice.

The Policy includes a Death Benefit that in some cases may exceed the greater of the premium payments or the Policy Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the Death Benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

DEFERRED COMPENSATION PLANS

Section 457 of the Code provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The plans may permit participants to specify the form of investment for their deferred compensation account. All distributions are taxable as ordinary income. Except for governmental plans, all investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer.

TAX-SHELTERED ANNUITY PLANS

Section 403(b) of the Code permits public school systems and certain tax exempt organizations specified in Section 501(c)(3) to make payments to purchase annuity policies for their employees. Such payments are excludable from the employee's gross income (subject to certain limitations), but may be subject to FICA (Social Security) taxes. The Policy includes a Death Benefit that in some cases may exceed the greater of the premium payments or the Policy Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the Death Benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser. Under Code requirements, Section 403(b) annuities generally may not permit distribution of:
1) elective contributions made in years beginning after December 31, 1988; 2) earnings on those contributions; and 3) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Under Code requirements, distributions of such amounts will be allowed only: 1) upon the death of the employee; or 2) on or after attainment of age 59 1/2; or 3) separation from service; or 4) disability; or 5) financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. With respect to these restrictions, the Company is relying upon a no-action letter dated November 28, 1988 from the staff of the SEC to the American Council of Life Insurance, the requirements for which have been or will be complied with by the Company.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under these policies are not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect Our understanding of current law and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Policy depend on the individual circumstances of each owner or recipient of the distribution. A tax adviser should be consulted for further information.

                           DISTRIBUTION OF POLICIES

Canada Life of America Financial Services, Inc. (CLAFS) acts as the principal underwriter, as defined in the Investment Company Act of 1940, of the policies for the Variable Account. CLAFS is a wholly-owned subsidiary of Canada Life Insurance Company of America, a Michigan Corporation and an affiliate of Our Company. CLAFS, a Georgia corporation organized on January 18, 1988, is registered with the SEC under the Securities Exchange Act of 1934 (1934 Act) as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). CLAFS' principal business address is 6201 Powers Ferry Road, NW, Atlanta, Georgia.

Sales of the policies will be made by registered representatives of broker/dealers authorized by CLAFS to sell the policies. Such registered representatives will be licensed insurance agents appointed with Our Company. CLAFS and Our Company have entered into an exclusive promotional agent (distribution) agreement with Seligman Advisors, Inc. (Seligman Advisors). Seligman Advisors is a broker/dealer registered with the SEC under the 1934 Act and is a member of the NASD. Under the promotional agent distribution agreement, Seligman Advisors will recruit and provide sales training and licensing assistance to such registered representatives. In addition, Seligman Advisors will prepare sales and promotional materials for the policies. CLAFS will pay distribution compensation to selling broker/dealers in varying amounts which, under normal circumstances, are not expected to exceed 6.5% of premium payments under the policies. We or Seligman Advisors may from time to time pay additional compensation pursuant to promotional contracts. In some circumstances, Seligman Advisors may provide reimbursement of certain sales and marketing expenses. CLAFS will pay the promotional agent a fee for providing marketing support for the distribution of the contracts.

The policies will be offered to the public on a continuous basis, and We do not anticipate discontinuing the offering of the policies. However, We reserve the right to discontinue this offering.


                               LEGAL PROCEEDINGS

Certain affiliates of the Company, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.


                                 VOTING RIGHTS

To the extent deemed to be required by law and as described in the prospectus for the Fund, portfolio shares held in the Variable Account and in Our general account will be voted by Us at regular and special shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if We determine that We are allowed to vote the portfolio shares in Our own right, We may elect to do so.

The number of votes which are available to You will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying Your percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. You hold a voting interest in each Sub-Account to which the Variable Account value is allocated. You only have voting interest prior to the Annuity Date.

The number of votes of a portfolio which are available to You will be determined as of the date coincident with the date established for determining shareholders eligible to vote at the relevant meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

Fund shares as to which no timely instructions are received and shares held by Us in a Sub-Account as to which You have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all policies participating in that Sub-Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the total number of votes cast on such item.

Each person having a voting interest in a Sub-Account will receive proxy materials, reports, and other material relating to the appropriate portfolios.


                  INSURANCE MARKETPLACE STANDARDS ASSOCIATION

Canada Life Insurance Company of New York is a member of the Insurance Marketplace Standards Association (IMSA) and as such may include the IMSA logo and information about IMSA membership in its advertisements and sales literature. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuity products.


                            PREPARING FOR YEAR 2000

Like all financial services providers, the Company utilizes systems that may be affected by Year 2000 transition issues and it relies on service providers, including the Fund, that also may be affected. The Company and its affiliates have developed, and are in the process of implementing, a Year 2000 transition plan, and are confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on the Company. However, as of the date of this Prospectus, it is not anticipated that Policyowners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. The Company currently anticipates that its systems will be Year 2000 compliant prior to the end of 1999, but there can be no assurance that the Company will be successful, or that interaction with other service providers will not impair the Company's services at that time.

                             FINANCIAL STATEMENTS

Our balance sheets as of December 31, 1998 and 1997, and the related statements of operations, accumulated surplus (deficit), and cash flows for each of the three years in the period ended December 31, 1998, as well as the Report of Independent Auditors, are contained in the Statement of Additional Information. The Variable Account's statement of net assets as of December 31, 1998, and the related statements of operations and changes in net assets for the periods indicated therein, as well as the Report of Independent Auditors, are contained in the Statement of Additional Information.

The financial statements of the Company included in the Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                  DEFINITIONS


ANNUITANT(S): Any natural person(s) whose life is used to determine the duration of any payments made under a payment option involving a life contingency. The term Annuitant(s) also includes any Joint Annuitant(s), a term used solely to refer to more than one Annuitant. There is no other distinction between the terms Annuitant(s) and Joint Annuitant(s). A Joint Annuitant is not allowed under a Qualified Policy and any designation of a Joint Annuitant under a Qualified Policy will be of no effect.

ANNUITY DATE: The date when the proceeds will be paid under an annuity payment option or on the first day of the month after any Annuitant reaches age 100, whichever occurs first.

BENEFICIARY(IES): The person(s) to whom We will pay the proceeds payable on Your death or on the death of the Last Surviving Annuitant.

CASH SURRENDER VALUE: The Policy Value less any applicable surrender charge and Annual Administration Charge.

DUE PROOF OF DEATH: Proof of death that is satisfactory to us. Such proof may consist of: 1) a certified copy of the death certificate; or 2) a certified copy of the decree of a court of competent jurisdiction as to the finding of death.

EFFECTIVE DATE: The date We accept Your completed application and apply Your initial premium.

FIXED ACCOUNT: Part of Our general account that provides a Guaranteed Interest Rate. This account is not part of and does not depend on the investment performance of the Variable Account.

GUARANTEE AMOUNT: Before the Annuity Date, the amount equal to that part of any Net Premium allocated to, or Policy Value transferred to, the Fixed Account (including interest) less any withdrawals (including any applicable surrender charges and premium tax charges) or transfers.

GUARANTEED INTEREST RATE: The applicable effective annual rate of interest that We will pay on a Guarantee Amount. The Guaranteed Interest Rate will be at least three percent per year.

HOME OFFICE: Our office at the address shown on page 1 of the Prospectus. This is Our mailing address.

LAST SURVIVING ANNUITANT(S): The Annuitant(s) or Joint Annuitant(s) that survives the other.

NET PREMIUM: The premium(s) paid less any premium tax deducted in the year the premium is paid.

NONQUALIFIED POLICY: A Policy that is not a "qualified" Policy under the Internal Revenue Code of 1986, as amended (Code).

OWNER(S): The individual(s), trust(s), corporation(s), or any other entity(ies) entitled to exercise ownership rights and privileges under the Policy. The term Owner(s) also includes any Joint Owner(s), a term used solely for the purpose of referring to more than one Owner. There is no other distinction between the terms Owner(s) and Joint Owner(s).

POLICY: The flexible premium variable deferred annuity Policy offered by this Prospectus.

POLICY VALUE: The sum of the Variable Account value and the Fixed Account value.

POLICY DATE: The date the Policy goes into effect.

POLICY YEARS, MONTHS, AND ANNIVERSARIES: Starts on the same month and day as the Policy Date.

PREMIUM ENHANCEMENT: A benefit we pay when You make a premium payment. It is determined by multiplying the premium payment by the Premium Enhancement Rate.

PREMIUM ENHANCEMENT RATE: A rate that is added to the premium payment to determine the Premium Enhancement.

QUALIFIED POLICY: A Policy issued in connection with plans that receive special federal income tax treatment under sections 401, 403(a), 403(b), 408, 408A, or 457 of the Code.

UNIT: A measurement used in the determination of the Policy's Variable Account value before the Annuity Date.

VALUATION DAY: Each day the New York Stock Exchange is open for trading.

VALUATION PERIOD: The period beginning at the close of business on a Valuation Day and ending at the close of business on the next succeeding Valuation Day. The close of business is when the New York Stock Exchange closes (usually at 4:00 P.M. Eastern Time).

            STATEMENT OF ADDITIONAL INFORMATION - TABLE OF CONTENTS

ADDITIONAL POLICY PROVISIONS.........................................................................    2
    Contract.........................................................................................    2
    Incontestability.................................................................................    2
    Misstatement of Age..............................................................................    2
    Currency.........................................................................................    3
    Place of Payment.................................................................................    3
    Non-Participation................................................................................    3
    Our Consent......................................................................................    3

PRINCIPAL UNDERWRITER................................................................................    3

CALCULATION OF YIELDS AND TOTAL RETURNS..............................................................    3
    Cash Management Yields...........................................................................    3
    Other Sub-Account Yields.........................................................................    4
    Total Returns....................................................................................    5
    Effect of the Annual Administration Charge on Performance Data...................................    7

SAFEKEEPING OF ACCOUNT ASSETS........................................................................    7

STATE REGULATION.....................................................................................    7

RECORDS AND REPORTS..................................................................................    8

LEGAL MATTERS........................................................................................    8

EXPERTS..............................................................................................    8

OTHER INFORMATION....................................................................................    8

FINANCIAL STATEMENTS.................................................................................    8

                                    PART B

                      INFORMATION REQUIRED TO BE IN THE

                      STATEMENT OF ADDITIONAL INFORMATION

                   CANADA LIFE INSURANCE COMPANY OF NEW YORK
         HOME OFFICE: 500 MAMARONECK AVENUE, HARRISON, NEW YORK 10528
                             PHONE: (914) 835-8400

--------------------------------------------------------------------------------

                                 TRILLIUM PLUS

                      STATEMENT OF ADDITIONAL INFORMATION
                           VARIABLE ANNUITY ACCOUNT 2
               FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY POLICY

--------------------------------------------------------------------------------

This Statement of Additional Information contains information in addition to the information described in the Prospectus for the flexible premium variable deferred annuity policy (the Policy) offered by Canada Life Insurance Company of New York. This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectuses for the Policy and Seligman Portfolios, Inc. (the Fund). The Prospectus is dated the same date as this Statement of Additional Information. You may obtain the Prospectus by writing or calling us at our address or phone number shown above.

          The date of this Statement of Additional Information is      , 1999.

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS


ADDITIONAL POLICY PROVISIONS................................................   4
     Contract...............................................................   4
     Incontestability.......................................................   4
     Misstatement Of Age or Sex.............................................   4
     Currency...............................................................   4
     Place Of Payment.......................................................   4
     Non-Participation......................................................   4
     Our Consent............................................................   4

PRINCIPAL UNDERWRITER.......................................................   4

CALCULATION OF YIELDS AND TOTAL RETURNS.....................................   5
     Cash Management Yields.................................................   5
     Other Sub-Account Yields...............................................   6
     Total Returns..........................................................   7
          A.  Standardized "Average Annual Total Returns"...................   7
          B.  Nonstandardized "Average Annual Total Returns"................  10
          C. Adjusted Historic Fund Performance.............................  12
EFFECT OF THE ANNUAL ADMINISTRATION CHARGE ON PERFORMANCE DATA..............  15

SAFEKEEPING OF ACCOUNT ASSETS...............................................  15

STATE REGULATION............................................................  15

RECORDS AND REPORTS.........................................................  15

LEGAL MATTERS...............................................................  15

EXPERTS.....................................................................  16

OTHER INFORMATION...........................................................  16

FINANCIAL STATEMENTS........................................................  16

                          ADDITIONAL POLICY PROVISIONS

CONTRACT

The entire contract is made up of the Policy, the application for the Policy and any riders or endorsements. The statements made in the application are deemed representations and not warranties. We cannot use any statement in defense of a claim or to void the Policy unless it is contained in the application and a copy of the application is attached to the Policy at issue.

INCONTESTABILITY

Other than misstatement of age or sex (see below), we will not contest the Policy after it has been in force during any annuitant's lifetime for two years from the date of issue of the Policy.

MISSTATEMENT OF AGE OR SEX

If the age or sex of any annuitant has been misstated, we will pay the amount which the proceeds would have purchased at the correct age or for the correct sex.

If we make an overpayment because of an error in age or sex, the overpayment plus interest at 3% compounded annually will be a debt against the Policy. If the debt is not repaid, future payments will be reduced accordingly.

If we make an underpayment because of an error in age or sex, any annuity payments will be recalculated at the correct age or sex, and future payments will be adjusted. The underpayment with interest at 3% compounded annually will be paid in a single sum.

CURRENCY

All amounts payable under the Policy will be paid in United States currency.

PLACE OF PAYMENT

All amounts payable by us will be payable at our Home Office at the address shown on page one of this Statement of Additional Information.

NON-PARTICIPATION

The Policy is not eligible for dividends and will not participate in our divisible surplus.

OUR CONSENT

If our consent is required, it must be given in writing. It must bear the signature, or a reproduction of the signature, of our President, Vice President, Secretary or Actuary.


                             PRINCIPAL UNDERWRITER

Canada Life of America Financial Services, Inc. (CLAFS), an affiliate of Canada Life Insurance Company of New York (CLNY), is the principal underwriter of the variable annuity policies described herein. The offering of the policies is continuous, and CLNY does not anticipate discontinuing the offering of the policies. However, CLNY does reserve the right to discontinue the offering of the policies.


                    CALCULATION OF YIELDS AND TOTAL RETURNS

Cash Management Yields

We may, from time to time, quote in advertisements and sales literature the current annualized yield of the Cash Management Sub-Account for a 7 day period in a manner which does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Cash Management Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) at the end of the 7 day period in the value of a hypothetical account under a policy having a balance of 1 unit of the Cash Management Sub-Account at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365 day basis. The net change in account value reflects: 1) net income from the portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the policy which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: 1) the annual administration charge; 2) the daily administration fee; and 3) the mortality and expense risk charge. The yield calculation reflects an average per unit annual administration charge of $30 per year deducted at the end of each policy year. Current Yield will be calculated according to the following formula:

                     Current Yield = ((NCS-ES)/UV) X (365/7)

    Where:

    NCS   =   the net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) for the 7 day period attributable to a
              hypothetical account having a balance of 1 Sub-Account unit.
    ES    =   per unit expenses of the Sub-Account for the 7 day period.
    UV    =   the unit value on the first day of the 7 day period.

The current yield for the 7 day period ended December 31, 1998 was     %.

If you have chosen on the application to receive an enhanced death benefit which has an increased mortality and expense charge of 0.15%, the current yield for
the 7 day period ended December 31, 1998  was        %.

We may also quote the effective yield of the Cash Management Sub-Account for the same 7 day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:
                                                         365/7
                       Effective Yield = (1+((NCS-ES)/UV))      -  1
    Where:

    NCS =   the net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized
            appreciation and depreciation, and exclusive of income other than investment income) for the 7 day period attributable to a
            hypothetical account having a balance of 1 Sub-Account unit.
    ES  =   per unit expenses of the Sub-Account for the 7 day period.
    UV  =   the unit value for the first day of the 7 day period.

The effective yield for the 7 day period ended December 31, 1998 was         %.

If you have chosen on the application to receive an enhanced death benefit which has an increased mortality and expense charge of 0.15%, the effective yield for
the 7 day period ended December 31, 1998 was         %.

Because of the charges and deductions imposed under the policy, the yield for the Cash Management Sub-Account will be lower than the yield for the Cash Management Portfolio.

The yields on amounts held in the Cash Management Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Cash Management Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Cash Management Portfolio, the types and quality of portfolio securities held by the Cash Management Portfolio of the Fund, and the Cash Management Portfolio's operating expenses.


OTHER SUB-ACCOUNT YIELDS

We may, from time to time, quote in sales literature and advertisements the current annualized yield of one or more of the (except the Cash Management Market Sub-Account) for a Policy for 30 day or one month periods. The annualized yield of a Sub-Account refers to income generated by the Sub-Account over a specific 30 day or one month period. Because the yield is annualized, the yield generated by a Sub-Account during the 30 day or one month period is assumed to be generated each period over a 12 month period. The yield is computed by: 1) dividing the net investment income of the portfolio attributable to the Sub-Account units less Sub-Account expenses for the period; by 2) the maximum offering price per unit on the last day of the period multiplied by the daily average number of units outstanding for the period; by 3) compounding that yield for a 6 month period; and by 4) multiplying that result by 2. Expenses attributable to the Sub-Account include 1) the annual administration charge, 2) the daily administration fee, and 3) the mortality and expense risk charge. The yield calculation reflects an annual administration charge of $30 per year per Policy deducted at the end of each policy year. For purposes of calculating the 30 day or one month yield, an average annual administration charge per dollar of Policy Value in the Variable Account is used to determine the amount of the charge attributable to the Sub-Account for the 30 day or one month period as described below. The 30 day or one month yield is calculated according to the following formula:

                                                         6
                        Yield = 2 x ((((NI-ES)/(U x UV))+1)  -1)
     Where:

     NI = net income of the portfolio for the 30 day or one month period attributable to the Sub-Account's units.

     ES  =  expenses of the Sub-Account for the 30 day or one month period.

     U     =     the average number of units outstanding.

     UV    =     the unit value at the close (highest) of the last day in the 30 day or one month period.

Because of the charges and deductions imposed under the policies, the yield for the Sub-Account will be lower than the yield for the corresponding portfolio.

The yield on the amounts held in the Sub-Accounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield is affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Yield calculations do not take into account the surrender charge under the Policy. The maximum surrender charge is equal to 8.5% on certain amounts surrendered or withdrawn under the Policy. A surrender charge will not be imposed on any investment earnings in the Variable Account or interest earned in the Fixed Account. A surrender charge will also not be imposed on up to 10% of total premiums, normally subject to a surrender charge, withdrawn during a policy year. See the Prospectus for more details.


Total Returns

A.  STANDARDIZED "AVERAGE ANNUAL TOTAL RETURNS"

We may, from time to time, also quote in sales literature or advertisements total returns, including standardized average annual total returns calculated in a manner prescribed by the Securities and Exchange Commission, and other total returns. We will always include quotes of standardized average annual total return for the period measured from the date the Sub-Account commenced operations. When a Sub-Account has been in operation for 1, 5, and 10 years, respectively, the standardized average annual total return for these periods will be provided.

Standardized average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month-end practicable, considering the type and media of the communication and will be stated in the communication.

Standardized average annual total returns will be calculated using Sub-Account unit values which we calculate on each valuation day based on the performance of the Sub-Account's underlying portfolio, and the deductions for the mortality and expense risk charge, daily administration fee and the annual administration charge of $30 per year per Policy deducted at the end of each policy year. For purposes of calculating standardized average annual total return, an average per dollar annual administration charge attributable to the hypothetical account for the period is used. The standardized average annual total return will then be calculated according to the following formula:

                                          1/N
                         TR = ((ERV/P)    )   -  1
     Where:

     TR   =  the standardized average annual total return net of Sub-Account recurring charges.

     ERV = the ending redeemable value of the hypothetical account at the end of the period.

     P    =  a hypothetical initial payment of $1,000.

     N    =  the number of years in the period.

The standardized average annual total returns assume that the maximum fees and charges are imposed for calculations.

Standardized average annual total returns may be calculated either taking into account or not taking into account the impact of choosing an enhanced death benefit, which has an additional mortality and expense charge of 0.15%.

Currently, there are no standardized average annual total returns for this product.

B.  NONSTANDARDIZED "AVERAGE ANNUAL TOTAL RETURNS"

We may, from time to time, also quote in sales literature or advertisements, nonstandardized average annual total returns for the Sub-Accounts that do not reflect the surrender charge. These are calculated in exactly the same way as standardized average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn, and that the initial investment is assumed to be $10,000 rather than $1,000.

Currently, there are no nonstandardized average annual total returns for this product.

C. ADJUSTED HISTORIC FUND PERFORMANCE

Sales literature or advertisements may quote nonstandardized "adjusted" total returns for the Funds since their inception reduced by some or all of the fees and charges under the Policy. Such adjusted historic fund performance includes data that precedes the inception dates of the Sub-Accounts. This data is designed to show the performance that would have resulted if the Policy had been in existence during that time.

When the standardized performance data for the Sub-Accounts is available, nonstandardized Sub-Account and adjusted historic Fund performance data will be disclosed together with the standardized performance data for the required periods.

The Funds have provided the total return information, which includes the adjusted historic Fund total return information used to calculate the adjusted historic total returns of the Funds for periods prior to the inception of the Sub-Accounts.

Adjusted historic Fund average annual total returns are shown on the following pages.

Adjusted historic Fund average annual total returns, assuming a surrender charge and a 1.20% mortality and expense charge, for the periods shown below were:

                                         1 YEAR         5 YEAR         10 YEAR        FROM FUND         FUND
                                         RETURN         RETURN         RETURN         INCEPTION       INCEPTION
                                       YEAR ENDED     YEAR ENDED     YEAR ENDED         DATE       --------------
SUB-ACCOUNT                             12/31/98       12/31/98       12/31/98      to 12/31/98         DATE
-----------                          -------------  -------------  --------------  --------------  --------------
Bond                                                                                                  06/21/88
Capital                                                                                               06/21/88
Cash Management                                                                                       06/21/88
Common Stock                                                                                          06/21/88
Communications and Information                           **             ***                           10/04/94
Frontier                                                 **             ***                           10/04/94
Global Growth Opportunities                              **             ***                           05/01/96
Global Smaller Companies                                 **             ***                           10/04/94
Global Technology                                        **             ***                           05/01/96
High-Yield Bond                                          **             ***                           05/01/95
Income                                                                                                06/21/88
International                                            **             ***                           05/03/93
Large-Cap Growth                           *             **             ***             ****          05/01/99
Large-Cap Value                            *             **                                           05/01/98
Small-Cap Value                            *             **                                           05/01/98

Adjusted historic Fund average annual total returns, assuming a surrender charge and a 1.40% mortality and expense charge, for the periods shown below were:

                                        1 YEAR         5 YEAR         10 YEAR         FROM FUND
                                        RETURN         RETURN          RETURN         INCEPTION        FUND
                                       YEAR ENDED    YEAR ENDED      YEAR ENDED         DATE         INCEPTION
SUB-ACCOUNT                             12/31/98      12/31/98        12/31/98      to 12/31/98        DATE
-----------                          -------------  -------------  --------------  --------------  --------------
Bond                                                                                                  06/21/88
Capital                                                                                               06/21/88
Cash Management                                                                                       06/21/88
Common Stock                                                                                          06/21/88
Communications and                                       **             ***                           10/04/94
 Information
Frontier                                                 **             ***                           10/04/94
Global Growth Opportunities                              **             ***                           05/01/96
Global Smaller Companies                                 **             ***                           10/04/94
Global Technology                                        **             ***                           05/01/96
High-Yield Bond                                          **             ***                           05/01/95
Income                                                                                                06/21/88
International                                            **             ***                           05/03/93
Large-Cap Growth                         *               **             ***             ****
Large-Cap Value                          *               **                                           05/01/98
Small-Cap Value                          *               **                                           05/01/98

* These Sub-Accounts invest in portfolios that have not been in operation one year as of December 31, 1998, and accordingly, no one year adjusted historic Fund average annual total return is available.

** These Sub-Accounts invest in portfolios that have not been in operation five years as of December 31, 1998, and accordingly, no five year adjusted historic Fund average annual total return is available.

*** These Sub-Accounts invest in portfolios that have not been in operation ten years as of December 31, 1998, and accordingly, no five year adjusted historic Fund average annual total return is available.

**** As of December 31, 1998, the Large-Cap Growth Sub-Account had not commenced operations. Accordingly, we have not provided adjusted historic Fund average annual total return information for this Sub-Account.

Adjusted historic Fund average annual total returns, assuming no surrender charge and a 1.20% mortality and expense charge, for the periods shown below were:

                                        1 YEAR          5 YEAR         10 YEAR        FROM FUND        FUND
                                        RETURN          RETURN          RETURN        INCEPTION      INCEPTION
                                      YEAR ENDED     YEAR ENDED      YEAR ENDED         DATE         ---------
SUB-ACCOUNT                            12/31/98       12/31/98        12/31/98      TO 12/31/98         DATE
-----------                          -------------  -------------  --------------  --------------  --------------
Bond                                                                                                 06/21/88
Capital                                                                                              06/21/88
Cash Management                                                                                      06/21/88
Common Stock                                                                                         06/21/88
Communications and Information                           **             ***                          10/04/94
Frontier                                                 **             ***                          10/04/94
Global Growth Opportunities                              **             ***                          05/01/96
Global Smaller Companies                                 **             ***                          10/04/94
Global Technology                                        **             ***                          05/01/96
High-Yield Bond                                          **             ***                          05/01/95
Income                                                                                               06/21/88
International                                                           ***                          05/03/93
Large-Cap Growth                           *             **             ***             ****         05/01/99
Large-Cap Value                            *             **                                          05/01/98
Small-Cap Value                            *             **                                          05/01/98

Adjusted historic Fund average annual total returns, assuming no surrender charge and a 1.40% mortality and expense charge, for the periods shown below were:

                                        1 YEAR          5 YEAR         10 YEAR        FROM FUND        FUND
                                        RETURN          RETURN          RETURN        INCEPTION      INCEPTION
                                      YEAR ENDED     YEAR ENDED      YEAR ENDED         DATE         ---------
SUB-ACCOUNT                            12/31/98       12/31/98        12/31/98      TO 12/31/98         DATE
-----------                          -------------  -------------  --------------  --------------  --------------
Bond                                                                                                 06/21/88
Capital                                                                                              06/21/88
Cash Management                                                                                      06/21/88
Common Stock                                                                                         06/21/88
Communications and                                   **             ***                              10/04/94
 Information
Frontier                                             **             ***                              10/04/94
Global Growth Opportunities                          **             ***                              05/01/96
Global Smaller Companies                             **             ***                              10/04/94
Global Technology                                    **             ***                              05/01/96
High-Yield Bond                                      **             ***                              05/01/95
Income                                                                                               06/21/88
International                                                       ***                              05/03/93
Large-Cap Growth                     *               **             ***             ****             05/01/99
Large-Cap Value                      *               **                                              05/01/98
Small-Cap Value                      *               **                                              05/01/98

* These Sub-Accounts invest in portfolios that have not been in operation one year as of December 31, 1998, and accordingly, no one year adjusted historic Fund average annual total return is available.

** These Sub-Accounts invest in portfolios that have not been in operation five years as of December 31, 1998, and accordingly, no five year adjusted historic Fund average annual total return is available.

*** These Sub-Accounts invest in portfolios that have not been in operation ten years as of December 31, 1998, and accordingly, no ten year adjusted historic Fund average annual total return is available.

**** As of December 31, 1998, the Large-Cap Growth Sub-Account had not commenced operations. Accordingly, we have not provided adjusted historic Fund average annual total return information for this Sub-Account.

EFFECT OF THE ANNUAL ADMINISTRATION CHARGE ON PERFORMANCE DATA

The Policy provides for a $30 annual administration charge to be assessed annually on each policy anniversary proportionately from any Sub-Accounts or Fixed Account in which the Policy is invested. If the Policy Value on the policy anniversary is $35,000 or more, we will waive the annual administration charge for the prior policy year. We will also waive the annual administration charge for Tax-Sheltered Annuity Policies. For purposes of reflecting the annual administration charge in yield and total return quotations, we will convert the annual charge into a per-dollar per-day charge based on the average Policy Value in the Variable Account of all policies on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.


                         SAFEKEEPING OF ACCOUNT ASSETS

We hold the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from our general account assets and from the assets in any other separate account we have.

Records are maintained of all purchases and redemptions of portfolio shares held by each of the Sub-Accounts.

Our officers and employees are covered by an insurance company blanket bond issued by America Home Assurance Company to The Canada Life Assurance Company, our parent Company, in the amount of $25 million. The bond insures against dishonest and fraudulent acts of officers and employees.


                                STATE REGULATION

We are subject to the insurance laws and regulations of all the jurisdictions where we are licensed to operate. The availability of certain Policy rights and provisions depends on state approval and/or filing and review processes. The policies will be modified to comply with the requirements of each applicable jurisdiction.


                              RECORDS AND REPORTS

We will maintain all records and accounts relating to the Variable Account. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.


                                 LEGAL MATTERS

All matters relating to New York law pertaining to the policies, including the validity of the policies and our authority to issue the policies, have been passed upon by Charles MacPhaul. Sutherland, Asbill &

Brennan LLP of Washington, DC, has provided advice on certain matters relating to the federal securities laws.


                                    EXPERTS

Our balance sheets as of December 31, 1998 and 1997, and the related statements of operations, accumulated surplus (deficit), and cash flows for each of the three years in the period ended December 31, 1998, included in this Statement of Additional Information and Registration Statement as well as the Variable Account's statement of net assets as of December 31, 1998, and the related statements of operations and changes in net assets for the periods indicated therein included in this Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, of Atlanta, Georgia, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the policies discussed in this Statement of Additional Information. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.


                              FINANCIAL STATEMENTS

The Variable Account's statement of net assets as of December 31, 1998, and the related statements of operations and changes in net assets for the periods indicated therein, as well as the Report of Independent Auditors, are contained herein. Ernst & Young LLP, independent auditors, serves as independent auditors for the Variable Account.

Our balance sheets as of December 31, 1998 and 1997, and the related statements of operations, accumulated surplus (deficit), and cash flows for each of the three years in the period ended December 31, 1998, as well as the Report of Independent Auditors, are contained herein. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                    PART C


                               OTHER INFORMATION

PART C                         OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a)  Financial Statements
     All required financial statements are included in Part B of this Registration Statement.

(b)  Exhibits

     (1) Resolution of the Board of Directors of Canada Life Insurance Company of New York (CLNY) authorizing establishment of Variable Account 2/2/

     (2)  Not applicable

     (3)  (a)  Form of Promotional Agent Distribution Agreement/2/
          (b)  Form of Selling Agreement/4/
          (c)  Distribution Agreement/1/
          (d)  Amendment to Distribution Agreement/2/

     (4)  (a)  Form of Annuity Policy
          (b)  Riders and Endorsements/4/

     (5)  Form of Application

     (6)  (a)  Certificate of Incorporation of CLNY/1/
          (b)  By-Laws of CLNY/1/
          (c) Amendment to the By-Laws of Canada Life Insurance Company of New York passed by the Board on November 19, 1993/1/
          (d) Amendment to the By-Laws of Canada Life Insurance Company of New York passed by the Board September 4, 1997/3/

     (7)  Not applicable

     (8)  Form of Buy-Sell Agreement/2/

     (9)  Opinion and Consent of Counsel

     (10) (a)  Consent of Counsel/4/
          (b)  Consent of Independent Counsel/4/
          (c)  Consent of Independent Auditors/4/

     (11) No financial statements are omitted from Item 23.

     (12) Not Applicable

     (13) Sample Performance Data Calculation/4/


________________________
/1/ Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 for Variable Account 1 of Canada Life Insurance Company of New York (File No. 33-32199) made April 29, 1997.

/2/ Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 for Variable Account 2 of Canada Life Insurance Company of New York (File No.33-64240), made April 29, 1997.

/3/ Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for Variable Account 2 of Canada Life Insurance Company of New York (File No. 33-64240), made April 30, 1998.

/4/  To be filed by amendment.
                                      -2-

Item 25.  Directors and Officers of the Depositor

     Name and Principal
      Business Address            Positions and Offices with Depositor
     ------------------           ------------------------------------

     David A. Nield (1)           Chairman and Director
     Ron E. Beettam (2)           President and Director
     Paul R. McCadam (3)          Vice-President and Chief Operating Officer
     Dr. Robert W. Lund (2)       Medical Director
     Donald K. Cooper (3)         Director of Marketing
     William S. McIlwaine (2)     Director of Group Sales
     Gary M. Haddow (2)           Administrative Officer
     Kenneth T. Ledwos (2)        Actuary
     Sergio Benedetti (2)         Marketing Actuary
     Janet G. Deskins (2)         Illustration Actuary
     John W. Pratt (2)            Actuarial Associate
     Jane W. Elliott (2)          Internal Auditor
     Roy W. Linden (1)            Assistant Secretary
     George N. Isaac (1)          Assistant Treasurer
     Edward P. Ovsenny (1)        Assistant Treasurer
     Brian J. Lynch (1)           Assistant Treasurer
     Wendy M. Michaud (3)         Chief Underwriter
     Gordon N. Farquhar (4)       Director
     Christopher T. Green (5)     Director
     Alfred F. Kelly (7)          Director
     D. Allen Loney (1)           Director
     William B. Morris (8)        Director
     Harry Van Benschoten (9)     Director
     Julius Vogel (10)            Director
     Alan R. Wentzel (6)          Director
     Robert R. Beck (3)           Director of Marketing
     Kevin A. Phelan (1)          Assistant Treasurer
     Henry A. Rachfalowski (1)    Treasurer

(1) The business address is 330 University Avenue, Toronto, Ontario, Canada M5G Canada M5G 1R8.
(2) The business address is 6201 Powers Ferry Road, NW, Suite 600, Atlanta, Georgia USA 30339.
(3)  The business address is 500 Mamaroneck Avenue, Harrison, New York, USA
     10528.
(4)  The business address is 43 Meadow Avenue, Weekapaug, Rhode Island, USA
     02891.
(5) The business address is 1000 Cathedral Place, 298 Main Street, Buffalo, New York, USA 14202.
(6)  The business address is 320 Park Avenue, New York, NY, USA 10022-6815.
(7)  The business address is 232 Crestwood Avenue, Tuckahoe, New York,
     10707-2214.
(8) The business address is Apt 10K, 315 East 70th Street, New York, New York, 100721.
(9) The business address is 105 Seminary Street, New Canaan, Connecticut, USA 06840.
(10) The business address is 72 Colt Road, Summit, New Jersey, USA 07901.

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

NAME                           JURISDICTION   PERCENT OF                             PRINCIPAL
----                           ------------                                          BUSINESS
                                              VOTING SECURITIES OWNED                --------
                                              -----------------------
The Canada Life Assurance         Canada      Mutual Company                         Life and
Company                                                                              Health
                                                                                     Insurance

Canada Life Insurance             New York    Ownership of voting securities         Life and
Company of New York                           through  Canada Life                   Health
                                                                                     Insurance
Adason Properties Limited         Canada      Ownership of all voting securities     Property
                                              through Canada Life                    Management

Canada Life Irish Operations      England     Ownership of all voting securities     Life and
Limited                                       through Canada Life                    Health
                                                                                     Insurance

Canada Life Unit Trust            England     Ownership of all voting securities     Unit Trust
Managers Limited                              through Canada Life Irish              Management
                                              Operations

Canada Life Mortgage              Canada      Ownership of all voting securities     Mortgage
Services Ltd.                                 through Canada Life                    Portfolios

The CLGB Property                 England     Ownership of all voting securities     Real Estate
Company Limited                               through Canada Life Irish              Investment
                                              Operations

CLASSCO Benefit Services          Canada      Ownership of all voting securities     Administrative
Limited                                       through Canada Life                    Services

Canada Life Casualty              Canada      Ownership of all voting securities     Property and
Insurance Company                             through Canada Life Insurance          Casualty
                                                                                     Insurance

INDAGO Capital                    Canada      Ownership of 50% of voting securities  Investment
Management Inc.                               through INDAGO Capital Management      Counseling
                                              Inc. and 50% by the executive
                                              employees

Sherway Centre Limited            Canada      Ownership of all voting securities     Real Estate
                                              through Canada Life                    Broker

The Canada Life Assurance    Rep. of Ireland  Ownership of all voting securities     Life and
Company of Ireland Limited                    through Canada Life Irish  Health      Insurance
                                              Operations

Canlife - IBI Investment     Rep. of Ireland  Ownership of 50% of voting securities  Unit Trust
Services Limited                              through Canada Life Ass. ( Ireland)    Management
                                              Limited and 50% by the Investment
                                              Bank of Ireland

Canada Life                       England     Ownership of all voting securities     Life
Financial

NAME                           JURISDICTION   PERCENT OF                      PRINCIPAL
----                           ------------                                   BUSINESS
                                              VOTING SECURITIES OWNED         --------
                                              -----------------------
Services Company Limited                      through Canada Life Irish       Insurance
                                              Operations

F.S.D. Investments Ltd.      Rep. of Ireland  Ownership of all voting         Unit Fund
                                              securities through Canada Life  Sales and
                                              Assurance (Ireland) Limited     Management

Canada Life Insurance               US        Canada Life                     Life and
Company of America                                                            Health
                                                                              Insurance

Canada Life of America             Georgia    Ownership of all voting        Broker
Financial Services Inc.                       securities through CLICA       Dealer

Canada Life of America            Maryland    Ownership of all voting        Mutual Fund
Series Fund, Inc.                             securities through CLICA

CLMS Realty Ltd.                  Canada      99% of the common shares       Realtor
                                              and 100% of the convertible
                                              preference shares are owned
                                              by Canada Life

Canada Life Pension          Rep. of Ireland  Ownership of all voting        Life
& Annuities (Ireland)                         securities through Canada      Assurance
Limited                                       Life Assurance (Ireland)
                                              Limited

CLAI Limited                 Rep. of Ireland  Ownership of all voting        Holding,
                                              securities through Canada      Service,
                                              Life Ireland Holdings          Management,
                                              Limited                        and
                                                                             Investment
                                                                             Company

The Canada Life Assurance    Rep. of Ireland  Ownership of all voting        Life
(Ireland) Limited                             securities through CLAI        Insurance,
                                              Limited and the Canada Life    Pension, and
                                              Assurance Company of           Annuity
                                              Ireland

CL Capital Management,         Georgia        Ownership of all voting         Investment
Inc.                                          securities through CLICA        Advisor

Canada Life Capital            Canada         Ownership of all voting         External
Corporation Inc.                              securities through              Sources of
                                              Canada Life                     Capital

Canada Life Securing           Canada         Ownership of all voting         Holding
Corporation Inc.                              securities through Canada       Company
                                              Life

The Canada Life Group          England        Ownership of all voting         Holding
(UK) Limited                                  securities through Canada       Company
                                              life

Canada Life Holdings           England        The Canada Life Group           Holding
(UK) Limited                                  (UK) Limited                    Company

The Canada Life Assurance      England        The Canada Life Group           Life and
Company of Great Britain                      (UK)                            Health

NAME                           JURISDICTION   PERCENT OF                      PRINCIPAL
----                           ------------                                   BUSINESS
                                              VOTING SECURITIES OWNED         --------
                                              -----------------------
Limited                                       Limited                         Insurance

Canada Life Management          England       The Canada Life Group           Unit Trust
(UK) Limited                                  (UK) Limited                    Sales &
                                                                              Management

Canada Life Group Services      England       The Canada Life Group (UK)      Administrative
(UK) Limited                                  Limited                         Services

Canada Life Trustee Services    England       The Canada Life Group (UK)      Trustee
(UK) Limited                                  Limited                         Services

Canada Life Ireland Holdings    Ireland       Canada Life Irish Operations    Holding
Limited                                       Limited                         Company

MetLife (UK) Limited            England       Ownership of all voting         Holding Company
                                              securities through Canada
                                              Life

MetLife Group Services          England       Ownership of all voting         Administrative
Limited                                       securities through MetLife      Services
                                              (UK) Limited

Metropolitan Unit Trust         England       Ownership of all voting         Unit Trust Services
Managers Limited                              securities through
                                              MetLife (UK) Limited

Albany International            England       Ownership of all voting         Unit Investment
Assurance Limited                             securities through MetLife      Products
                                              (UK) Limited

Albany Life Assurance           England       Ownership of all voting         Unit Life and
Company Limited                               securities through MetLife      Pension Insurance
                                              (UK) Limited

Albany Pension Managers         England       Ownership of all voting         Trustee Services
and Trustees Limited                          securities through Albany
                                              Life Assurance Company
                                              Limited
Crown Life

Item 27.  Number of Policy Owners

--------------------------------------------------------------------------------
As of February 3, 1999, there were no owners of Nonqualified Policies and no owners of Qualified Policies.
--------------------------------------------------------------------------------

Item 28.  Indemnification

Canada Life Insurance Company of New York's By-Laws provide in Article II,
Section 10 as follows:

In addition to and without limiting the generality of Subsections A and B of this Section 10, the Corporation shall indemnify each director and each person whose testator or intestate was a director made or threatened to be made a party to any action or proceeding, including an action or proceeding by or in the right of the Corporation by reason of the fact that he is or was a director or that his testator or intestate was a director, against judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys' fees actually and necessarily incurred by him in connection with the defense or settlement of such action or proceeding unless the judgment or other final adjudication adverse to the director or to the person whose testator or intestate was a director in such action or proceeding establishes that the director's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that the director personally gained in fact a financial profit or other advantage to which he was not legally entitled.

In addition, expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director, officer or employee to repay such amount as, and to the extent required by paragraph (a) of Section 725 of the New York Business Corporation Law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

Canada Life of America Financial Services, Inc. (CLAFS) is the principal underwriter of the Policies as defined in the Investment Company Act of 1940.

The following table provides certain information with respect to each director and officer of CLAFS.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS                WITH UNDERWRITER
----------------                ----------------

S. Benedetti**                Chairman and Director
D.V. Rough*                   Treasurer
C.H. MacPhaul**               Assistant Secretary
K.T. Ledwos**                 Administrative Officer and Director
S. Benedetti**                President and Director
K.J. Fillman**                Administrative Officer


________________
*  The business address is 330 University Avenue, Toronto, Ontario, Canada
   M5G1RS.
** The business address is 6201 Powers Ferry Road, N.W., Suite 600, Atlanta,
   Georgia 30339.

Item 30.  Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by CLICA at its Executive Office at 330 university Avenue, Toronto, Canada M5G1R8 and at 500 Mamaroneck Avenue, Harrison, New York 10528.

Item 31.  Management Services

All management contracts are discussed in Part A or Part B.

Item 32.

Undertakings

(a) Registrant undertakes that it will file a post effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to CLNY at the address or phone number listed in the Prospectus.

(d) Depositor undertakes to preserve on behalf of itself and Registrant the books and records required to be preserved by such companies pursuant to Rule 31a-2 under the Investment Company Act of 1940 and to permit examination of such books and records at any time or from time to time during business hours by examiners or other representatives of the Securities and Exchange Commission, and to furnish to said Commission at its principal office in Washington, D.C., or at any regional office of said Commission specified in a demand made by or on behalf of said Commission for copies of books and records, true, correct, complete, and current copies of any or all, or any part, of such books and records.

(e) The Registrant is relying on a letter issued by the staff of the Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988 (Ref. No. IP-6-88) stating that it would not recommend to the Commission that enforcement action be taken under Section 22(e), 27(c)(1), or 27(d) of the Investment Company Act of 1940 if the Registrant, in effect, permits restrictions on cash distributions from elective contributions to the extent necessary to comply with Section 403(b)(11) of the Internal Revenue Code of 1986 in accordance with the following conditions:

     (1) include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the policy;

     (2) include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the policy;

     (3) instruct sales representatives who may solicit individuals to purchase the policies specifically to bring the redemption restrictions imposed by
     Section 403(b)(11) to the attention of such individuals;

     (4) obtain from each owner who purchases a Section 403(b) policy, prior to or at the time of such purchase, a signed statement acknowledging the owner's understanding of (i) the redemption restrictions imposed by Section 403(b)(11), and (ii) the investment alternatives available under the employer's Section 403(b) arrangement, to which the owner may elect to transfer his or her policy value.

     The Registrant is complying, and shall comply, with the provisions of paragraphs (1)-(4) above.

(f) Canada Life Insurance Company of New York hereby represents that the fees and changes deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Canada Life Insurance Company of New York.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement, and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on this 4th day of February 1999.

                                    CANADA LIFE INSURANCE COMPANY OF NEW YORK
                                    VARIABLE ANNUITY ACCOUNT 2


                                    By /s/ R.E. Beettam
                                       -----------------------------------------
                                       R. E. Beettam, President
                                       Canada Life Insurance Company of New York


                                    CANADA LIFE INSURANCE COMPANY OF NEW YORK

                                    By /s/ R.E. Beettam
                                       ----------------------------------------
                                       R. E. Beettam, President


  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     SIGNATURE                        TITLE                    DATE
     ---------                        -----                    ----


  /s/ D. A. Nield                      Chairman and Director    January 20, 1999
  ---------------------                                         ----------------
  D. A. Nield


  /s/ R. E. Beettam                    President and Director   February 1, 1999
  ----------------------                                        ----------------
  R. E. Beettam


  /s/ G. N. Farquhar                   Director                 February 1, 1999
  ----------------------                                        ----------------
  G. N. Farquhar


  /s/ C. T. Greene                     Director                 January 16, 1999
  ----------------------                                        ----------------
  C. T. Greene


  /s/ A. F. Kelly                      Director                 January 16, 1999
  ----------------------                                        ----------------
  A. F. Kelly


  /s/ D. A. Loney                      Director                 January 20, 1999
  ----------------------                                        ----------------
  D. A. Loney


  /s/ W. B. Morris                     Director                 January 24, 1999
  ----------------------                                        ----------------
  W. B Morris


  /s/ H. Van Benschoten                Director                 January 15, 1999
  ----------------------                                        ----------------
  H. Van Benschoten


  /s/ A. R. Wentzel                    Director                 January 20, 1999
  ----------------------                                        ----------------
  A. R. Wentzel


  /s/ H. A. Rachfalowski               Treasurer                January 21, 1999
  ----------------------                                        ----------------
  H. A. Rachfalowski

                                 EXHIBIT INDEX

EXHIBIT            DESCRIPTION OF EXHIBIT
-------            ----------------------


4  (a)       Form of Annuity Policy

5            Form of Application

9            Opinion and Consent of Counsel